Applied Optical Technologies plc

Applied Optical Technologies plc
22 Sedling Road, Washington,
Tyne & Wear, NE38 9BZ, UK

Tel: +44 (0)191 419 3344
Fax: +44 (0)191 415 4478
www.appliedopsec.com

MWA/ph/wk1

02069024

6 December 2002

02 DEC 12 AM 10:52

SUPPL

Securities and Exchange Commission
Division of International Corporate Finance, Stop 3-2
450 5th street, NW
Washington DC, 20549

Dear Sir/Madam

Applied Optical Technologies plc (the "Company") file No 82-5165

By correspondence dated 23 April 2001, the Securities and Exchange Commission (the "Commission") granted the company an exemption from §12(g) of the Securities Exchange Act of 1934 (the "Securities Exchange Act"), as amended, pursuant to Rule 12g3-2 under the Securities Exchange Act. In order to continue to claim this exemption, the company is furnishing the following information, as required by rule 12g3-2(b):

1) Announcements to the London Stock Exchange dated 9 July 2001 to 26 November 2002, as listed in Appendix A.

2) Annual Report for the year ended 31 March 2002.

3) Interim Statement for the period ended 30 September 2002.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Please send copies of all notices and correspondence concerning the exemption to the undersigned, with a copy to:

Gerald J Kehoe, Esp
Bingham McCutchen LLP
150 Federal Street
Boston, Massachusetts 02110-1726

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed extra copy of this letter and returning it in the envelope provided.

Very truly yours

M W Angus

cc Gerald J Kehoe, Esq

Applied Optical Technologies plc
22 Sedling Road, Washington,
Tyne & Wear, NE38 9BZ, UK
Tel: +44 (0)191 419 3344
Fax: +44 (0)191 415 4478
www.appliedopsec.com

Applied Optical Technologies plc

MWA/ph/wk1

6 December 2002

Securities and Exchange Commission
Division of International Corporate Finance, Stop 3-2
450 5th street, NW
Washington DC, 20549

Dear Sir/Madam

Applied Optical Technologies plc (the "Company") file No 82-5165

By correspondence dated 23 April 2001, the Securities and Exchange Commission (the "Commission") granted the company an exemption from §12(g) of the Securities Exchange Act of 1934 (the "Securities Exchange Act"), as amended, pursuant to Rule 12g3-2 under the Securities Exchange Act. In order to continue to claim this exemption, the company is furnishing the following information, as required by rule 12g3-2(b):

1) Announcements to the London Stock Exchange dated 9 July 2001 to 26 November 2002, as listed in Appendix A.
2) Annual Report for the year ended 31 March 2002.
3) Interim Statement for the period ended 30 September 2002.

Please send copies of all notices and correspondence concerning the exemption to the undersigned, with a copy to:

Gerald J Kehoe, Esp
Bingham McCutchen LLP
150 Federal Street
Boston, Massachusetts 02110-1726

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed extra copy of this letter and returning it in the envelope provided.

Very truly yours

M W Angus

cc Gerald J Kehoe, Esq

APPENDIX A

9 July 2001	Filing of Annual Report
22 August 2001	Trading Statement
10 September 2001	New Contracts
12 September 2001	Directors' Options
1 October 2001	Holding in Company
31 October 2001	Notification of Interim Results
2 November 2001	Business Improvement Programme
2 November 2001	Holding in Company
23 November 2001	Contract for the 2004 Athens Olympic Games Merchandise
26 November 2001	Holding in Company
29 November 2001	Interim Results for the Six Months Ended 30 September 2001
10 December 2001	Successful Resolution of Arbitration Proceedings
3 January 2002	Holding in Company
25 February 2002	Trading Statement
11 March 2002	Directors Dealings
15 March 2002	Directors Dealings
23 April 2002	Blocklisting Interim Review
17 May 2002	Notice of Results
24 May 2002	Settlement of Outstanding Litigation
30 May 2002	Annual Results for the Year Ended 31 March 2002
5 June 2002	Holding in Company
10 June 2002	Award of Euro Note Contract
24 June 2002	Holding in Company
24 June 2002	Holding in Company
5 July 2002	Directors' Share Options and Holdings
9 July 2002	Filing of Annual Report
10 July 2002	Directors Share Options and Holdings
1 August 2002	AGM Statement
6 August 2002	Directors' Options
8 October 2002	Broker Appointment
8 October 2002	Trading Statement
13 November 2002	Notice of Results
21 November 2002	Interim Results for the Six Months Ended 30 September 2002
25 November 2002	Director Shareholding
26 November 2002	Blocklisting Interim Review



02 DEC 12 AM 10:52

INTERIM STATEMENT 2002

Applied Optical Technologies plc

CHAIRMAN'S STATEMENT



DAVID MAHONY
CHAIRMAN

After a positive start to the year the Group experienced a significant downturn in market conditions through the summer, leading to the trading statement on 8 October 2002. Whilst internal performance indicators continued to improve, reflecting the significant changes put in place over the last year, a slowdown in customer orders resulted in lower turnover, with a corresponding impact on earnings. As a result, further cost reduction plans have been put in place in both Europe and America.

I am pleased to announce the appointment of KPMG Audit Plc ("KPMG") as auditors and tax advisors to the Group. This appointment follows a full tender process instigated by the Audit Committee and KPMG succeed PwC who have been the Group's auditors for 10 years.

Results

Group turnover for the six months was £14.0 million (2001: £15.2 million) and the operating loss, adjusted for the impact of goodwill and exceptional costs, was £272,000 (2001: profit of £232,000). The principal reason for this reduction in profitability was the lower contribution from 3DCD.

Gross margin for the period increased from 31% to 36% due largely to improvements in the quality of the sales mix and the results of the business improvement programme implemented in Europe.

In liaison with both our new brokers, Brewin Dolphin, and new auditors, KPMG, we carried out a full impairment review of the goodwill on our balance sheet relating to the acquisition of OpSec. In light of the slowdown in growth experienced by our American operations, we have prudently decided to make a provision for impairment of £16.0 million. This provision is a non-cash item. The Board intends to carry out a balance sheet restructuring at the end of the current financial year, in order to eliminate the negative balance on distributable reserves.

The exceptional costs in the period comprised costs of £65,000 relating to the relocation of our Lancaster facility and costs of £161,000 for the further restructuring of our European operations.

The Group's balance sheet remains strong, with cash at bank and in hand of £2.5 million (2001: £1.8 million) and net funds of £1.9 million (2001: £0.6 million). These balances are after capital expenditure in the period of £1.5 million.

American Operations

During the first half we completed the relocation to our new facility in Lancaster. The construction of a new Advantage manufacturing line is almost complete, and commissioning trials will commence shortly. While the relocation constrained profitability during the period, these measures will substantially increase the capacity of the Advantage ID Technologies business, which has continued to experience robust growth. Several new orders for passport security laminates have been secured from countries in Latin America.

The brand protection business in America also increased during the period, reflecting growth in sales to existing customers and new accounts won during the period. This growth was offset by a notable decrease in the banknote and high security documents market where business with US state governments slowed substantially due to difficulties with state budget deficits.

On a net basis, turnover for the American operations increased from the previous year, although movement in the sterling-dollar exchange rate masked this growth.

During the period the American management team was integrated under the direction of Rick Salomone, and Ricardo Bambach was appointed as Sales Director for the American operations.

European Operations

The European operations experienced a strong start to the year, particularly in non Euro banknote and base film sales. This was followed, however, by a significant deterioration in market conditions which negatively impacted both turnover growth and earnings.

During the period the Group delivered its first significant Euro order and we expect further banknote business in the second half of the year. In addition, there was notable growth in the brand protection business, particularly in the protection of automotive parts and pharmaceuticals.

Product enhancement sales decreased during the period, reflecting both difficult trading conditions and our corporate strategy. The planned exit from toll metallising and expected decrease in our subcontract fiscal stamp business led to a decrease in turnover but the overall quality of our sales mix has improved.

Throughout the period we continued to see improvement in customer service, lead times and product quality, reflecting the changes made in the operations over the last year. To take advantage of these improvements the Group is undertaking a re-structuring of the European sales organisation.

Joint Ventures

During the six months to 30 September 2002 3DCD contributed £188,000 (2001: £743,000) to Group results. The reduced contribution reflects the high level of machine sales in the prior year. Enhancements and improvements have been made during the period to the base 3DCD technology which should protect and enhance the revenue stream into the future.

Our share of the loss of Applied Technical Graphics, our other joint venture, was £118,000 (2001: £145,000) in the first half of the year as a result of low sales of demetallised products. This position is expected to improve in the second half.

Investor Relations

The appointment of Brewin Dolphin as new brokers to the Group was announced on 8 October 2002.

Conclusion

Difficult trading conditions in the summer period have obscured the significant progress we have made towards focusing the Group's business and rationalising our operations. There are early signs of an upturn in the American order book, but general trading conditions in Europe remain difficult. The Board continues to see encouraging signs in the demand for our banknote products and in the Group's ability to deliver against that demand.

The Group's strong balance sheet position, the inherent strength of its markets and customers as well as the operational improvements that are being seen internally all indicate a more positive outlook for the Group.

DA Mahony
Chairman
21 November 2002

Consolidated Profit and Loss Account

	Unaudited 6 months ended 30-Sep-02 £'000	Unaudited 6 months ended 30-Sep-01 as restated £'000	Year ended 31-Mar-02 £'000
Turnover; Group and share of joint ventures	14,805	16,739	32,979
Less; share of joint ventures' turnover	(756)	(1,551)	(2,365)
Group turnover	14,049	15,188	30,614
Cost of sales	(9,028)	(10,459)	(20,875)
Gross profit	5,021	4,729	9,739
Goodwill amortisation	(1,057)	(1,135)	(2,270)
Goodwill impairment	(15,991)	–	–
Exceptional items	(226)	(257)	(895)
Other operating expenses	(5,363)	(5,095)	(10,420)
Net operating expenses	(22,637)	(6,487)	(13,585)
Group operating loss	(17,616)	(1,758)	(3,846)
Share of operating profit of joint ventures	70	598	1,065
Operating loss	(17,546)	(1,160)	(2,781)
Interest receivable and similar income	43	81	138
Amounts written off investments	(5)	–	(5,528)
Interest payable and similar charges	(60)	(68)	(126)
Loss on ordinary activities before taxation	(17,568)	(1,147)	(8,297)
Taxation	(332)	(506)	(913)
Loss for the financial period	(17,900)	(1,653)	(9,210)
Basic loss per share	(35.5)p	(3.3)p	(18.3)p
Diluted loss per share	(35.5)p	(3.3)p	(18.3)p
Adjusted loss per share	(1.2)p	(0.5)p	(1.0)p
Adjusted diluted loss per share	(1.2)p	(0.5)p	(1.0)p

Consolidated Balance Sheet

	Unaudited 30-Sep-02 £'000	Unaudited 30-Sep-01 as restated £'000	31-Mar-02 £'000
Fixed assets			
Intangible assets	9,035	28,859	28,773
Tangible assets	12,779	12,731	12,611
Investments			
Investments in joint ventures			
Share of gross assets	793	2,044	1,175
Share of gross liabilities	(335)	(321)	(175)
	458	1,723	1,000
Investments in own shares	1,736	7,525	1,736
Other investments	28	35	33
	24,036	50,873	44,153
Current assets			
Stocks	2,793	3,057	2,839
Debtors			
– amounts falling due within one year	5,444	9,307	6,530
– amounts falling due after more than one year	5,295	3,980	5,641
	10,739	13,287	12,171
Cash at bank and in hand	2,527	1,849	4,232
	16,059	18,193	19,242
Creditors: amounts falling due within one year	(6,148)	(6,318)	(7,598)
Net current assets	9,911	11,875	11,644
Total assets less current liabilities	33,947	62,748	55,797
Creditors: amounts falling due after more than one year	(331)	(928)	(541)
Provisions for liabilities and charges	(1,121)	(1,102)	(1,057)
Net assets	32,495	60,718	54,199
Capital and reserves			
Called up equity share capital	2,669	2,669	2,669
Share premium account	70,402	70,402	70,402
Profit and loss account	(40,576)	(12,353)	(18,872)
Equity shareholders' funds	32,495	60,718	54,199

Consolidated Cash Flow Statement

	Unaudited 6 months ended 30-Sep-02 £'000	Unaudited 6 months ended 30-Sep-01 £'000	Year ended 31-Mar-02 £'000
Cash (outflow)/inflow from operating activities	(413)	(1,012)	1,435
Dividend received from joint venture	656	711	2,101
Returns on investments and servicing of finance	38	78	78
Taxation	(52)	(20)	(139)
Capital expenditure and financial investment	(1,459)	(691)	(1,480)
Acquisitions and disposals	–	(163)	(396)
Cash (outflow)/inflow before management of liquid resources and financing	(1,230)	(1,097)	1,599
Management of liquid resources	–	952	952
Financing			
Issue of shares	–	3	2
Decrease in debt	(256)	(299)	(645)
Net cash outflow from financing	(256)	(296)	(643)
(Decrease)/increase in cash in the period	(1,486)	(441)	1,908
Reconciliation of net cash flow to movement in net funds			
(Decrease)/increase in cash in the period	(1,486)	(441)	1,908
Decrease in short term deposits	–	(952)	(952)
Cash outflow from decrease in debt and lease financing	256	299	645
Change in net funds resulting from cash flows	(1,230)	(1,094)	1,601
Foreign exchange movements	(236)	(61)	(19)
Movement in net funds in period	(1,466)	(1,155)	1,582
Net funds at 1 April 2002	3,331	1,749	1,749
Net funds at 30 September 2002	1,865	594	3,331

Statement of Total Recognised Gains and Losses

	Unaudited 6 months ended 30-Sep-02 £'000	Unaudited 6 months ended 30-Sep-01 as restated £'000	Year ended 31-Mar-02 £'000
Loss for the financial period attributable to shareholders	(17,900)	(1,653)	(9,210)
Translation of net foreign currency investments	(3,804)	(1,365)	(63)
Total gains and losses relating to the period	(21,704)	(3,018)	(9,273)

Reconciliation of Movements in Shareholders' Funds

	Unaudited 6 months ended 30-Sep-02 £'000	Unaudited 6 months ended 30-Sep-01 as restated £'000	Year ended 31-Mar-02 £'000
Loss for the financial period attributable to shareholders	(17,900)	(1,653)	(9,210)
Translation of net foreign currency investments	(3,804)	(1,365)	(63)
Adjustment in respect of savings related share scheme	–	–	(264)
Movement for the period	(21,704)	(3,018)	(9,537)
Opening shareholders' funds	54,199	63,736	63,736
Closing shareholders' funds	32,495	60,718	54,199

Notes to the Interim Statement

1. Basis of preparation

The financial information set out in this document does not constitute full financial statements within the meaning of the Companies Act 1985. The financial information for the six months ended 30 September 2002 has been prepared on the basis of the current accounting policies of the Group and is unaudited. These policies have not changed since 31 March 2002. The financial information for the year ended 31 March 2002 has been extracted from the statutory accounts for that year which have been filed with the Registrar of Companies and which contain an unqualified audit report. The financial information for the six months ended 30 September 2001 has been restated to reflect the adoption of FRS 19 'Deferred Tax' in the accounts for the year ended 31 March 2002.

2. Segment information

	Unaudited 6 months ended 30-Sep-02	Unaudited 6 months ended 30-Sep-01 as restated	Year ended 31-Mar-02
	£'000	£'000	£'000
a) Turnover by market segment			
Bank note and high security	2,105	3,723	6,835
Brand protection	5,518	4,488	9,755
Brand protection via Joint Venture	756	1,551	2,365
ID Technologies	4,621	4,173	9,231
Product Enhancement	1,213	1,843	3,127
Metallising	327	868	1,416
Other	265	93	250
	14,805	16,739	32,979
b) Turnover by geographical origin			
American operations	8,071	8,475	17,345
American operations via Joint Venture	756	1,551	2,365
European operations	6,828	7,591	15,357
Inter-segment sales	(850)	(878)	(2,088)
	14,805	16,739	32,979
c) Operating (loss)/profit by geographical origin			
American operations	(16,202)	462	555
European operations	(1,344)	(1,622)	(3,336)
Operating loss	(17,546)	(1,160)	(2,781)
Exclude goodwill amortisation	1,057	1,135	2,270
Exclude goodwill impairment	15,991	–	–
Exclude exceptional items	226	257	895
Adjusted operating (loss)/profit	(272)	232	384
Adjusted operating (loss)/profit arises from			
American operations	724	990	1,597
European operations	(1,066)	(1,356)	(2,278)
Joint ventures	70	598	1,065
	(272)	232	384

3. Net Operating Expenses

	Unaudited 6 months ended 30-Sep-02 £'000	Unaudited 6 months ended 30-Sep-01 as restated £'000	Year ended 31-Mar-02 £'000
Distribution Costs			
Selling and marketing costs	2,205	1,911	4,195
Administrative Expenses			
Technical support	316	274	613
Research and development costs	555	530	1,096
Administrative costs	2,287	2,380	4,516
Exceptional costs	226	257	895
Goodwill amortisation	1,057	1,135	2,270
Goodwill impairment	15,991	–	–
	20,432	4,576	9,390
Net Operating Expenses	22,637	6,487	13,585
Exceptional items included within administrative expenses			
Reorganisation costs	226	121	755
Bridgestone litigation costs	–	136	140
	226	257	895

During the period ended 30 September 2002 the Directors reviewed the carrying value of goodwill arising upon the acquisition of Optical Security Group Inc and wrote off £15,991,000 against the result for the period.

The Directors have reviewed the useful economic life of goodwill arising on the acquisition of Optical Security Group Inc and consider that it should be written off over 10 years, rather than 15 years as was previously used. At 30 September 2002 the remaining life was therefore 7.25 years.

4. Share of Operating Profit of Joint Ventures

The share of operating profit of joint ventures represents the Group's share of the results of 3DCD and ATG for the six months ended 30 September 2002.

5. Interest

	Unaudited 6 months ended 30-Sep-02 £'000	Unaudited 6 months ended 30-Sep-01 £'000	Year ended 31-Mar-02 £'000
Interest receivable and similar income			
Bank interest receivable	43	61	99
Other interest receivable	38	38	73
Foreign exchange losses	(38)	(18)	(34)
	43	81	138
Interest payable and similar charges			
On finance leases and hire purchase agreements	8	17	30
On short term bank loans and overdrafts	35	56	111
Exchange losses/(gains) on foreign currency borrowings	17	(5)	(15)
	60	68	126

6. Taxation

No taxation is payable in the current period by any of the Group's UK based companies due to losses brought forward from prior years.

The tax charge for the period relates to the utilisation of the Group's deferred tax asset in respect of profits arising in the American operations.

7. Loss Per Share

The calculations of loss per share are based on the following results and numbers of shares.

	Unaudited 6 months ended 30-Sep-02 £'000	Unaudited 6 months ended 30-Sep-01 as restated £'000	Year ended 31-Mar-02 £'000
Earnings			
Loss for the financial period (basic EPS)	(17,900)	(1,653)	(9,210)
Loss used for diluted EPS	(17,900)	(1,653)	(9,210)
Adjusted earnings			
Loss for the financial period	(17,900)	(1,653)	(9,210)
Add back goodwill amortisation	1,057	1,135	2,270
Exclude goodwill impairment	15,991	–	–
Exclude amounts written off investments	5	–	5,528
Exclude exceptional items	226	257	895
Adjusted loss	(621)	(261)	(517)

Weighted average number of shares	Number of Shares	Number of Shares	Number of Shares
For basic EPS	50,402,334	50,398,993	50,400,659
Exercise of share options	–	–	–
For diluted EPS	50,402,334	50,398,993	50,400,659

8. Notes to the Cash Flow Statement

	Unaudited 6 months ended 30-Sep-02 £'000	Unaudited 6 months ended 30-Sep-01 as restated £'000	Year ended 31-Mar-02 £'000
Reconciliation of Group Operating Loss to Operating Cash Flows			
Group operating loss	(17,616)	(1,758)	(3,846)
Depreciation	1,108	1,051	2,157
Loss on sale of fixed assets	–	–	2
Amortisation	1,057	1,135	2,270
Impairment charges	15,991	–	–
Movement in stocks	(108)	284	562
Movement in debtors	506	(1,941)	(1,070)
Movement in creditors	(1,297)	217	1,306
Movement in provisions for liabilities and charges	(54)	–	54
Net cash (outflow)/inflow from operating activities	(413)	(1,012)	1,435

Analysis of Net Funds

	At 1 April 2002 £'000	Cashflows £'000	Exchange adjustments £'000	At 30 September 2002 £'000
Cash at bank and in hand	4,232	(1,486)	(219)	2,527
Finance leases	(190)	75	–	(115)
Bank loans	(711)	181	(17)	(547)
	3,331	(1,230)	(236)	1,865

Notes to the Interim Statement (continued)

8. Notes to the Cash Flow Statement (continued)

	Unaudited 6 months ended 30-Sep-02 £'000	Unaudited 6 months ended 30-Sep-01 £'000	Year ended 31-Mar-02 £'000
Analysis of cash flows for headings netted in the cash flow statement			
Returns on investments and servicing of finance			
Interest received	82	159	231
Interest paid	(44)	(81)	(153)
Net cash inflow from returns on investments and servicing of finance	38	78	78
Taxation			
Overseas tax paid	(52)	(20)	(139)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	(1,469)	(691)	(1,527)
Sale of tangible fixed assets	10	–	47
Net cash outflow from capital expenditure and financial investment	(1,459)	(691)	(1,480)
Acquisitions and disposals			
Investment in subsidiary	–	(163)	(396)
Net cash outflow from acquisitions and disposals	–	(163)	(396)
Financing			
Issue of ordinary share capital	–	3	2
Loan repayments	(181)	(187)	(406)
Capital element of finance lease rental payments	(75)	(112)	(239)
	(256)	(299)	(645)
Net cash outflow from financing	(256)	(296)	(643)

A copy of this announcement has been sent to all shareholders. Further copies are available to members of the public from the Company's registered office, 40 Phoenix Road, Crowther, District 3, Washington, Tyne & Wear, NE38 0AD.

AOT Banknote and High Security Documents

OpSec Brand Protection

Advantage ID Technologies

Applied Product Enhancement

Applied Optical Technologies

Applied Optical Technologies plc
40 Phoenix Road
Crowther
Washington
Tyne & Wear
NE38 0AD UK
Telephone: (0191) 417 5434 Fax: (0191) 416 3292

535 16th Street
Suite 920
Denver CO
80202 USA
Telephone: (303) 534 4500 Fax: (303) 534 1010

www.appliedopsec.com

RNS | The company news service from the London Stock Exchange

Full Text Announcement

02 DEC 12 AM 10:52

Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Blocklisting Interim Review
Released	14:23 26 Nov 2002
Number	2952E

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company: Applied Optical Technologies PLC	
2.	Name of scheme: Applied Holographics PLC 1985 Approved Employee Share Option Scheme	
3.	Period of return: From 22/04/02	to 21/10/02
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	Nil
5.	Number of shares issued/allotted under scheme during period:	Nil
6.	Balance under scheme not yet issued/allotted at end of period:	Nil
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	165,000 (21/10/1998)

Please confirm total number of shares in issue at the end of the period in order for us to update our records
53,377,008

Contact for queries:	Address: 40 Phoenix Road, Crowther, District 3
Name: M W Angus	Washington
Telephone: 0191 419 3344	Tyne & Wear, NE38 0AD

Person making return

Name:

Position:

Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company: Applied Optical Technologies PLC		
2.	Name of scheme: Applied Holographics PLC 1995 Approved Employee Share Option Scheme		
3.	Period of return:	From 22/04/02	to 21/10/02
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	184,000	
	Number of shares issued/allotted under scheme	22,500 (lapsed)	

5.	during period:	
6.	Balance under scheme not yet issued/allotted at end of period:	161,500
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	359,000 (21/10/1998)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

53,377,008

Contact for queries:	Address: 40 Phoenix Road, Crowther, District 3
Name: M W Angus	Washington
Telephone: 0191 419 3344	Tyne & Wear, NE38 0AD

Person making return

Name:

Position:

Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company: Applied Optical Technologies PLC				
2.	Name of scheme: Applied Holographics PLC 1996 Unapproved Employee Share Option Scheme				
3.	Period of return:	From	22/04/02	to	21/10/02
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	38,500			
5.	Number of shares issued/allotted under scheme during period:	Nil			
6.	Balance under scheme not yet issued/allotted at end of period:	38,500			
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	149,000 (21/10/1998)			

Please confirm total number of shares in issue at the end of the period in order for us to update our records

53,377,008

Contact for queries:	Address: 40 Phoenix Road, Crowther, District 3
Name: M W Angus	Washington
Telephone: 0191 419 3344	Tyne & Wear, NE38 0AD

Person making return

Name:

Position:

Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority

25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company: Applied Optical Technologies PLC	
2.	Name of scheme: Applied Holographics PLC 1997 Sharesave Scheme	
3.	Period of return: From 22/04/02 to 21/10/02	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	172,829
5.	Number of shares issued/allotted under scheme during period:	24,558 (lapsed)
6.	Balance under scheme not yet issued/allotted at end of period:	148,271
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	488,000 (21/10/1998)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

53,377,008

Contact for queries:	Address: 40 Phoenix Road, Crowther, District 3
Name: M W Angus	Washington
Telephone: 0191 419 3344	Tyne & Wear, NE38 0AD

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Full Text Announcement

02 DEC 12 AM 10:52

Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Director Shareholding
Released	10:40 25 Nov 2002
Number	2157E

Applied Optical Technologies plc ("the Company")

25 November 2002

Director Shareholding

The Company was notified on 22 November that Michael Angus, a Director of the Company, purchased on 22 November 2002, 10,000 ordinary 5p shares at a market price of 26 pence per share. Mr Angus now has an interest in 54,000 ordinary shares in the Company representing 0.10 per cent. of the current issued share capital.

ENDS

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Full Text Announcement

Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Interim Results
Released	07:00 21 Nov 2002
Number	0830E

21st November 2002

APPLIED OPTICAL TECHNOLOGIES plc
("Applied Optical Technologies" or "the Group")

Interim results for the six months ended 30th September 2002

Applied Optical Technologies plc, the supplier of anti-counterfeiting technologies and services, and premium packaging for brand enhancement, announces interim results for the six months ended 30th September 2002.

Highlights

	2002 unaudited	2001 unaudited as restated
Group turnover	£14.0m	£15.2m
Gross profit	£5.0m	£4.7m
Adjusted operating (loss)/profit	£(0.3m)	£0.2m
Adjusted loss per share	(1.2)p	(0.5)p

* Significant growth in brand protection and ID technologies

* Group turnover down due to difficult market conditions, corporate rationalisation and slippage on some key accounts

* Improvements in the mix of sales and operational efficiency have led to an increase in gross profit from £4.7

million to £5.0 million and gross margin from 31% to 36%

* Adjusted operating profit down due to contribution from 3DCD declining from £743,000 to £188,000

* Strong balance sheet with cash at bank and in hand of £2.5 million (2001: £1.8 million) after capital expenditure of £1.5 million

* Results impacted by a non-cash impairment provision for goodwill

David Mahony, Chairman, said:

"Difficult trading conditions in the summer period have obscured the significant progress made towards focusing the Group's business and rationalising our operations. There are early signs of an upturn in the American order book, but general trading conditions in Europe remain difficult. The Board continues to see encouraging signs in the demand for our banknote products and in the Group's ability to deliver against that demand.

"The Group's strong balance sheet position, the inherent strength of its markets and customers as well as the operational improvements that are being seen internally all indicate a more positive outlook for the Group."

- Ends -

For further information, please contact:

Applied Optical Technologies plc	0191 419 3344
Mark Turnage, Chief Executive	(mturnage@aotgroup.com)
Mike Angus, Finance Director	(mangus@aotgroup.co.uk)
Weber Shandwick Square Mile	020 7950 2800
Nick Oborne	
Sally Lewis	

21st November 2002

APPLIED OPTICAL TECHNOLOGIES plc
("Applied Optical Technologies" or "the Group")

Interim results for the six months ended 30th September 2002

Chairman's Statement

Introduction

After a positive start to the year the Group experienced a significant downturn in market conditions through the summer, leading to the trading statement on 8th October 2002. Whilst internal performance indicators continued to improve, reflecting the significant changes put in place over the last year, a slowdown in customer orders resulted in lower turnover, with a corresponding impact on earnings. As a result, further cost reduction plans have been put in place in both Europe and America.

I am pleased to announce the appointment of KPMG Audit Plc ("KPMG") as auditors and tax advisors to the Group. This appointment follows a full tender process instigated by the Audit Committee and KPMG succeed PwC who have been the Group's auditors for 10 years.

Results

Group turnover for the six months was £14.0 million (2001: £15.2 million) and the operating loss, adjusted for the impact of goodwill and exceptional costs, was £272,000 (2001: profit of £232,000). The principal reason for this reduction in profitability was the lower contribution from 3DCD.

Gross margin for the period increased from 31% to 36% due largely to improvements in the quality of the sales mix and the results of the business improvement programme implemented in Europe.

In liaison with both our new brokers, Brewin Dolphin, and new auditors, KPMG, we carried out a full impairment review of the goodwill on our balance sheet relating to the acquisition of OpSec. In light of the slowdown in growth experienced by our American operations, we have prudently decided to make a provision for impairment of £16.0 million. This provision is a non-cash item. The Board intends to carry out a balance sheet restructuring at the end of the current financial year, in order to eliminate the negative balance on distributable reserves.

The exceptional costs in the period comprised costs of £65,000 relating to the relocation of our Lancaster facility and costs

of £161,000 for the further restructuring of our European operations.

The Group's balance sheet remains strong, with cash at bank and in hand of £2.5 million (2001: £1.8 million) and net funds of £1.9 million (2001: £0.6 million). These balances are after capital expenditure in the period of £1.5 million.

American Operations

During the first half we completed the relocation to our new facility in Lancaster. The construction of a new Advantage manufacturing line is almost complete, and commissioning trials will commence shortly. While the relocation constrained profitability during the period, these measures will substantially increase the capacity of the Advantage ID Technologies business, which has continued to experience robust growth. Several new orders for passport security laminates have been secured from countries in Latin America.

The brand protection business in America also increased during the period, reflecting growth in sales to existing customers and new accounts won during the period. This growth was offset by a notable decrease in the banknote and high security documents market where business with US state governments slowed substantially due to difficulties with state budget deficits.

On a net basis, turnover for the American operations increased from the previous year, although movement in the sterling-dollar exchange rate masked this growth.

During the period the American management team was integrated under the direction of Rick Salomone, and Ricardo Bambach was appointed as Sales Director for the American operations.

European Operations

The European operations experienced a strong start to the year, particularly in non Euro banknote and base film sales. This was followed, however, by a significant deterioration in market conditions which negatively impacted both turnover growth and earnings.

During the period the Group delivered its first significant Euro order and we expect further banknote business in the second half of the year. In addition, there was notable growth in the brand protection business, particularly in the

protection of automotive parts and pharmaceuticals.

Product enhancement sales decreased during the period, reflecting both difficult trading conditions and our corporate strategy. The planned exit from toll metallising and expected decrease in our subcontract fiscal stamp business led to a decrease in turnover but the overall quality of our sales mix has improved.

Throughout the period we continued to see improvement in customer service, lead times and product quality, reflecting the changes made in the operations over the last year. To take advantage of these improvements the Group is undertaking a re-structuring of the European sales organisation.

Joint Ventures

During the six months to 30th September 2002 3DCD contributed £188,000 (2001: £43,000) to Group results. The reduced contribution reflects the high level of machine sales in the prior year. Enhancements and improvements have been made during the period to the base 3DCD technology which should protect and enhance the revenue stream into the future.

Our share of the loss of Applied Technical Graphics, our other joint venture, was £118,000 (2001: £145,000) in the first half of the year as a result of low sales of demetallised products. This position is expected to improve in the second half.

Investor Relations

The appointment of Brewin Dolphin as new brokers to the Group was announced on 8th October 2002.

Conclusion

Difficult trading conditions in the summer period have obscured the significant progress we have made towards focusing the Group's business and rationalising our operations. There are early signs of an upturn in the American order book, but general trading conditions in Europe remain difficult. The Board continues to see encouraging signs in the demand for our banknote products and in the Group's ability to deliver against that demand.

The Group's strong balance sheet position, the inherent strength of its markets and customers as well as the operational improvements that are being seen internally all

indicate a more positive outlook for the Group.

DA Mahony
Chairman
21st November 2002

APPLIED OPTICAL TECHNOLOGIES plc
Consolidated Profit and Loss Account

	Unaudited 6 months ended 30-Sep-02 £'000	Unaudited 6 months ended 30-Sep-01 as restated £'000	Year ended 31-Mar-02 £'000
Turnover: Group and share of joint ventures	14,805	16,739	32,979
Less, share of joint ventures'turnover	(756)	(1,551)	(2,365)
Group turnover	14,049	15,188	30,614
Cost of sales	(9,028)	(10,459)	(20,875)
Gross profit	5,021	4,729	9,739
Goodwill amortisation	(1,057)	(1,135)	(2,270)
Goodwill impairment	(15,991)	0	0
Exceptional items	(226)	(257)	(895)
Other operating expenses	(5,363)	(5,095)	(10,420)
Net operating expenses	(22,637)	(6,487)	(13,585)
Group operating loss	(17,616)	(1,758)	(3,846)
Share of operating profit of joint ventures	70	598	1,065
Operating loss	(17,546)	(1,160)	(2,781)
Interest receivable and similar income	43	81	138
Amounts written off investments	(5)	0	(5,528)
Interest payable and similar charges	(60)	(68)	(126)
Loss on ordinary activities before taxation	(17,568)	(1,147)	(8,297)
Taxation	(332)	(506)	(913)
Loss for the financial period	(17,900)	(1,653)	(9,210)

Basic loss per share	(35.5)p	(3.3)p	(18.3)p
Diluted loss per share	(35.5)p	(3.3)p	(18.3)p
Adjusted loss per share	(1.2)p	(0.5)p	(1.0)p
Adjusted diluted loss per share	(1.2)p	(0.5)p	(1.0)p

APPLIED OPTICAL TECHNOLOGIES plc
Consolidated Balance Sheet

	Unaudited 30-Sep-02	Unaudited 30-Sep-01 as restated	31-Mar-02
	£'000	£'000	£'000
Fixed Assets			
Intangible assets	9,035	28,859	28,773
Tangible assets	12,779	12,731	12,611
Investments			
Investments in joint ventures			
Share of gross assets	793	2,044	1,175
Share of gross liabilities	(335)	(321)	(175)
	458	1,723	1,000
Investments in own shares	1,736	7,525	1,736
Other investments	28	35	33
	24,036	50,873	44,153
Current Assets			
Stocks	2,793	3,057	2,839
Debtors			
- amounts falling due within one year	5,444	9,307	6,530
- amounts falling due after more than one year	5,295	3,980	5,641
	10,739	13,287	12,171
Cash	2,527	1,849	4,232
	16,059	18,193	19,242

Creditors : amounts falling due within one year	(6,148)	(6,318)	(7,598)
Net current assets	9,911	11,875	11,644
Total assets less current liabilities	33,947	62,748	55,797
Creditors : amounts falling due after more than one year	(331)	(928)	(541)
Provisions for Liabilities and Charges	(1,121)	(1,102)	(1,057)
Net assets	32,495	60,718	54,199
Capital and Reserves			
Called up equity share capital	2,669	2,669	2,669
Share premium account	70,402	70,402	70,402
Profit and loss account	(40,576)	(12,353)	(18,872)
Equity shareholders' funds	32,495	60,718	54,199

APPLIED OPTICAL TECHNOLOGIES plc
Consolidated Cash Flow Statement

	Unaudited 6 months ended 30-Sep-02 £'000	Unaudited 6 months ended 30-Sep-01 £'000	Year ended 31-Mar-02 £'000
Cash (outflow)/inflow from operating activities	(413)	(1,012)	1,435
Dividend received from joint venture	656	711	2,101
Returns on investments and servicing of finance	38	78	78
Taxation	(52)	(20)	(139)
Capital expenditure and financial investment	(1,459)	(691)	(1,480)
Acquisitions and disposals	0	(163)	(396)
Cash (outflow)/inflow before management of liquid resources and financing	(1,230)	(1,097)	1,599

Management of liquid resources	0	952	952
Financing			
Issue of shares	0	3	2
Decrease in net debt	(256)	(299)	(645)
Net cash outflow from financing	(256)	(296)	(643)
(Decrease)/increase in cash in the period	(1,486)	(441)	1,908

Reconciliation of net cash flow to movement in net funds			
(Decrease)/increase in cash in the period	(1,486)	(441)	1,908
Decrease in short term deposits	0	(952)	(952)
Cash outflow from decrease in debt and lease financing	256	299	645
Change in net funds resulting from cash flows	(1,230)	(1,094)	1,601
Foreign exchange movements	(236)	(61)	(19)
Movement in net funds in period	(1,466)	(1,155)	1,582
Net funds at 1st April 2002	3,331	1,749	1,749
Net funds at 30th September 2002	1,865	594	3,331

APPLIED OPTICAL TECHNOLOGIES plc
Statement of Total Recognised Gains and Losses

	Unaudited 6 months ended 30-Sep-02 £'000	Unaudited 6 months ended 30-Sep-01 as restated £'000	Year ended 31-Mar-02 £'000
Loss for the financial period attributable to shareholders	(17,900)	(1,653)	(9,210)

Translation of net foreign currency investments	(3,804)	(1,365)	(63)
Total gains and losses relating to the period	(21,704)	(3,018)	(9,273)

Reconciliation of Movements in Shareholders' Funds

	Unaudited 6 months ended 30-Sep-02 £'000	Unaudited 6 months ended 30- Sep-01 as restated £'000	Year ended 31-Mar-02 £'000
Loss for the financial period attributable to shareholders	(17,900)	(1,653)	(9,210)
Translation of net foreign currency investments	(3,804)	(1,365)	(63)
Adjustment in respect of savings related share scheme	0	0	(264)
Movement for the period	(21,704)	(3,018)	(9,537)
Opening shareholders' funds	54,199	63,736	63,736
Closing shareholders' funds	32,495	60,718	54,199

Notes to the Interim Statement

1. Basis of preparation

The financial information set out in this document does not constitute full financial statements within the meaning of the Companies Act 1985. The financial information for the six months ended 30th September 2002 has been prepared on the basis of the current accounting policies of the Group and is unaudited. These policies have not changed since 31st March 2002.

The financial information for the year ended 31st March 2002 has been extracted from the statutory accounts for that year which have been filed with the Registrar of Companies and which contain an unqualified

audit report.

The financial information for the six months ended 30th September 2001 has been restated to reflect the adoption of FRS 19 'Deferred Tax' in the accounts for the year ended 31st March 2002.

2. Segment Information

	Unaudited 6 months ended 30-Sep-02	Unaudited 6 months ended 30-Sep-01 as restated	Year ended 31-Mar-02
a) Turnover by market sector	£'000	£'000	£'000
Banknote and high security	2,105	3,723	6,835
Brand protection	5,518	4,488	9,755
Brand protection via Joint Venture	756	1,551	2,365
ID Technologies	4,621	4,173	9,231
Product Enhancement	1,213	1,843	3,127
Metallising	327	868	1,416
Other	265	93	250
	14,805	16,739	32,979

b) Turnover by geographical origin

American operations	8,071	8,475	17,345
American operations via Joint Venture	756	1,551	2,365
European operations	6,828	7,591	15,357
Intersegment sales	(850)	(878)	(2,088)
	14,805	16,739	32,979

c) Operating(loss)/ profit by geographical origin

American operations	(16,202)	462	555
European operations	(1,344)	(1,622)	(3,336)
Operating loss	(17,546)	(1,160)	(2,781)
Exclude goodwill amortisation	1,057	1,135	2,270
Exclude goodwill impairment	15,991	0	0
Exclude exceptional items	226	257	895
Adjusted operating (loss)/ profit	(272)	232	384

Adjusted operating (loss)/ profit) arises from :			
American operations	724	990	1,597
European operations	(1,066)	(1,356)	(2,278)
Joint Ventures	70	598	1,065
	(272)	232	384

3. Net Operating Expenses

	Unaudited 6 months ended 30-Sep-02 £'000	Unaudited 6 months ended 30-Sep-01 as restated £'000	Year ended 31-Mar-02 £'000
Distribution Costs			
Selling and marketing costs	2,205	1,911	4,195
Administrative Expenses			
Technical support	316	274	613
Research and development costs	555	530	1,096
Administrative costs	2,287	2,380	4,516
Exceptional costs	226	257	895
Goodwill amortisation	1,057	1,135	2,270
Goodwill impairment	15,991	0	0
	20,432	4,576	9,390
Net Operating Expenses	22,637	6,487	13,585
Exceptional items included within net operating expenses			
Reorganisation costs	226	121	755
Bridgestone litigation costs	0	136	140
	226	257	895

Goodwill

During the period ended 30th September 2002 the Directors reviewed the carrying value of goodwill arising upon the acquisition of Optical Security Group Inc and wrote off £15,991,000 against the result for the

period.

The Directors have reviewed the useful economic life of goodwill arising on the acquisition of Optical Security Group Inc and consider that it should be written off over 10 years, rather than 15 years as was previously used. At 30th September 2002 the remaining life was therefore 7.25 years.

4. Share of Operating Profit of Joint Ventures

The share of operating profit of joint ventures represents the Group's share of the results of 3DCD and ATG for the six months ended 30th September 2002.

5. Interest

	Unaudited 6 months ended 30-Sep-02 £'000	Unaudited 6 months ended 30-Sep-01 £'000	Year ended 31-Mar-02 £'000
Interest receivable and similar income			
Bank interest receivable	43	61	99
Other interest receivable	38	38	73
Foreign exchange losses	(38)	(18)	(34)
	43	81	138
Interest payable and similar charges			
On finance leases and hire purchase agreements	8	17	30
On short term bank loans and overdrafts	35	56	111
Exchange losses/ (gains) on foreign currency borrowings	17	(5)	(15)
	60	68	126

6. Taxation

No taxation is payable in the current period by any of the Group's UK based companies due to losses brought forward from prior years. The tax charge for the period relates to the utilisation of the Group's deferred tax asset in respect of profits arising in the American operations.

7. Loss per Share

The calculations of loss per share are based upon the following losses and numbers of shares.

Earnings	Unaudited 6 months ended 30-Sep-02 £'000	Unaudited 6 months ended 30-Sep-01 as restated £'000	Year ended 31-Mar-02 £'000
Loss for the financial period (Basic EPS)	(17,900)	(1,653)	(9,210)
Loss used for diluted EPS	(17,900)	(1,653)	(9,210)
Adjusted earnings			
Loss for the financial period	(17,900)	(1,653)	(9,210)
Add back goodwill amortisation	1,057	1,135	2,270
Exclude amounts written off investments	5	0	5,528
Exclude goodwill impairment	15,991	0	0
Exclude exceptional items	226	257	895
Adjusted loss	(621)	(261)	(517)
Weighted average number of shares	No. of shares	No. of shares	No.of shares
For Basic earnings per share	50,402,334	50,398,99	50,400,659
Exercise of share options	0	0	0
For Diluted earnings per share	50,402,334	50,398,993	50,400,659

8. Notes to the Cash Flow Statement
Reconciliation of Group Operating Loss to Operating Cash Flows

	Unaudited 6 months ended 30-Sep-02 £'000	Unaudited 6 months ended 30-Sep-01 as restated £'000	Year ended 31-Mar-02 £'000
Operating loss	(17,616)	(1,758)	(3,846)
Depreciation	1,108	1,051	2,157

Profit on sale of fixed assets	0	0	2
Amortisation	1,057	1,135	2,270
Impairment provisions	15,991	0	0
Movement in stocks	(108)	284	562
Movement in debtors	506	(1,941)	(1,070)
Movement in creditors	(1,297)	217	1,306
Movements in provisions for liabilities and charges	(54)	0	54
Net cash (outflow)/inflow from operating activities	(413)	(1,012)	1,435

Analysis of Net Funds

	At 1st April 2002 £'000	Cashflows £'000	Exchange adjustments £'000	At 30th September 2002 £'000
Cash at bank and in hand	4,232	(1,486)	(219)	2,527
Finance leases	(190)	75	0	(115)
Bank loans	(711)	181	(17)	(547)
	3,331	(1,230)	(236)	1,865

8. Notes to the Cash Flow Statement (continued)

	Unaudited 6 months ended 30-Sep-02 £'000	Unaudited 6 months ended 30-Sep-01 £'000	Year ended 31-Mar-02 £'000
Analysis of cash flows for headings netted in the cash flow statement			
Returns on investments and servicing of finance			
Interest received	82	159	231
Interest paid	(44)	(81)	(153)
Net cash inflow from returns on			

investments and servicing of finance	38	78	78
Taxation			
Overseas tax paid	(52)	(20)	(139)
Net cash outflow from taxation	(52)	(20)	(139)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	(1,469)	(691)	(1,527)
Sale of tangible fixed assets	10	0	47
Net cash outflow from capital expenditure and financial investment	(1,459)	(691)	(1,480)
Acquisitions and disposals			
Investment in subsidiary	0	(163)	(396)
Net cash outflow from acquisitions and disposals	0	(163)	(396)
Financing			
Issue of ordinary share capital	0	3	2
Loan repayments	(181)	(187)	(406)
Capital element of finance lease rental payments	(75)	(112)	(239)
Decrease in debt	(256)	(299)	(645)
Net cash outflow from financing	(256)	(296)	(643)

A copy of this announcement has been sent to all shareholders. Further copies are available to members of the public from the Company's registered office, 40 Phoenix Road, Crowther, District 3, Washington, Tyne & Wear, NE38 0AD.

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02 DEC 12 AM 10: 52

Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Notice of Results
Released	07:00 13 Nov 2002
Number	7081D

For immediate release

13 November 2002

Applied Optical Technologies plc

Notification of Interim Results

Applied Optical Technologies plc, the supplier of anti-counterfeiting technologies and services, and premium packaging for brand enhancement and protection, will announce interim results for the six months ended 30 September 2002 on Thursday 21 November 2002.

Enquiries:

Weber Shandwick Square Mile
Sally Lewis

Tel: 020 7950 2855

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02 DEC 12 AM 10:52

Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Trading Statement
Released	07:00 8 Oct 2002
Number	1812C

Embargoed until 7.00

8 October 2002

Applied Optical Technologies plc
("Applied" or "the Company")

Trading Statement

Applied Optical Technologies plc announces today that after a strong start to the year conditions in certain markets have become more difficult. Sales in key markets continue to grow, but not at the rate anticipated. Given AOT's high operational gearing, the Company now expects to achieve results for the full year materially below market expectations.

Conditions have altered most quickly in the AOT Banknote and High Security Documents business where there has been slippage on a number of key accounts as customers have delayed spending in the face of difficulties in their own markets. The Company has continued to make good technical progress on banknote products and expects business in this market to improve in the second half of the year.

The Opsec Brand Protection business has performed well and is ahead of internal budgets. Sales in our Advantage ID Technologies division have increased but the slower market and the relocation to the new Lancaster facility have constrained profitability.

The need to adjust expectations is clearly very disappointing. However, the continued improvement of key operational indicators in the European business evidences the success of the business improvement programme introduced over the last year. The Company continues to restructure its operations and plans to reduce expenditure wherever this is possible without jeopardising future business opportunities.

The integration of the two management teams in America into a new unified structure and the move to a new production facility in Lancaster are now complete and the Board remains confident that results will improve in the second half.

- Ends -

For further information, please contact:

Applied Optical Technologies plc	**07785 255684**
Mark Turnage, Chief Executive (mturnage@AOTgroup.com)	
Mike Angus, Finance Director (mangus@AOTgroup.co.uk)	
Weber Shandwick Square Mile	**020 7950 2800**
Nick Oborne/Sally Lewis	

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Advisor Appointment
Released	07:00 8 Oct 2002
Number	1802C

8 October 2002

Applied Optical Technologies plc

Advisor Appointment

The Board of Applied Optical Technologies plc announces the appointment of Brewin Dolphin Securities Limited as the Company's financial advisor and corporate stockbroker, with immediate effect.

- Ends -

For further information, please contact:
Applied Optical Technologies plc **07785 255684**
Mark Turnage, Chief Executive (mturnage@AOTgroup.com)
Mike Angus, Finance Director (mangus@AOTgroup.co.uk)

Brewin Dolphin Securities Limited **0161 214 5550**
Mark Brady, Director – Corporate Finance

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Director Shareholding
Released	10:09 6 Aug 2002
Number	5991Z

APPLIED OPTICAL TECHNOLOGIES PLC ("the Company")

6 August 2002

DIRECTORS' OPTIONS

The Company announces that options, exercisable at 32p per share, were granted on 29 July 2002 pursuant to the Company's Savings Related Scheme to the following Directors:

Director	Options granted	Scheme	Exercise period	Resultant options holding
M Angus	51,718	5 year	Between 1 October 2007	418,708
			and 1 April 2008	
P Emerson	17,812	3 year	Between 1 October 2005	232,812
			And 1 April 2006	

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	AGM Statement
Released	11:00 1 Aug 2002
Number	4052Z

RNS Number:4052Z
Applied Optical Technologies PLC
1 August 2002

APPLIED OPTICAL TECHNOLOGIES PLC
("AOT" or "the Group")

AGM Statement

At the Annual General Meeting of Applied Optical Technologies plc, held today, the Chairman, David Mahony, told shareholders:

"It was stated in the Chairman's statement accompanying the Report and Accounts for the year to 31 March 2002 that we were confident that the current year would be one of substantial progress for the Group; this remains the case and during the year to date there have been a number of developments for the Group.

"The FIFA programme to protect World Cup merchandise was successfully concluded and in June AOT was awarded an order for the supply of security foil for application onto euro banknotes. This order will be dispatched in September and is expected to be the first of a number of such orders.

"In July we appointed Ricardo Bambach to our American Operations as Senior Vice-president of Sales and Marketing. Mr Bambach was previously employed by Unisys Corporation and the 3M Company.

"I am pleased to be able to report that the move into the Group's new Lancaster, Pennsylvania facility is now largely complete and

the construction of a second Advantage manufacturing line in that new facility is progressing to plan. When this is completed it will significantly increase the manufacturing capacity of Advantage I.D. Technologies.

"The Board will continue to monitor current stock market conditions and if it is considered appropriate the Board will exercise its authority to buy back shares.

"Despite the uncertainties affecting a number of economies worldwide, the heightened emphasis on security in the markets in which we operate will, we believe, generate significant opportunities for our Group."

For further information please contact:

Applied Optical Technologies plc 0191 419 3344
Mike Angus, Finance Director

Weber Shandwick Square Mile 020 7950 2800
Sally Lewis

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02 DEC 12 AM 10:52

Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Director Shareholding
Released	16:39 10 Jul 2002
Number	4614Y

10 July 2002

APPLIED OPTICAL TECHNOLOGIES PLC

Notification of Interest of Director - **surrender** of share options

Applied Optical Technologies PLC ("the Company") announces today that Michael **Angus,** Finance Director and Company Secretary, has surrendered share options issued under the Company's Savings Related Scheme. Mr **Angus** has surrendered 28,698 options for a refund of his contributions.

The details of the options surrendered are as follows:

Director	Options	Date of Grant	Price	Exercise Date
Mike **Angus**	28,698	10 August 2001	58.8 pence	1 October 2006

Mr **Angus** has today purchased 5,000 ordinary shares of 5p each in the Company ("Shares") at 44 pence per share. Following this purchase, Mr **Angus** owns 44,000 Shares, being approximately 0.08 per cent. of the Company's issued ordinary share capital.

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Annual Report and Accounts
Released	17:25 9 Jul 2002
Number	4040Y

9 July 2002

APPLIED OPTICAL TECHNOLOGIES PLC

Annual Report and Accounts - year ended 31 March 2002

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel. no. (020) 7676 1000

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02 DEC 12 AM 10: 03

Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Director Shareholding
Released	12:39 5 Jul 2002
Number	2548Y

APPLIED OPTICAL TECHNOLOGIES PLC ("the Company")

5 July 2002

DIRECTORS' OPTIONS & DEALINGS

Options

The Company today granted options, each exerciseable at 40.5p per share, over 337,500 ordinary 5p shares in the Company ("Options") under the 1995 and 1996 Employee Share Option Schemes to certain key employees of Company, including the following Directors:

Director	Options granted	Resultant options holding
Mark Turnage	45,000	546,207
Peter Emerson	30,000	215,000
Mike Angus	45,000	395,688

The options are exerciseable at any time between three years and ten years from grant and are conditional on the achievement of a growth in earnings per share of at least inflation plus five per cent. over a three-year period.

Long-Term Incentive Scheme

The Company today made initial awards of 295,000 ordinary shares of 5p each in the Company ("Shares") under the Company's existing Long-Term Incentive Scheme ("LTIS") to certain key employees of Company, including the following Directors:

Director	Shares granted	Resultant maximum potential award under LTIS
Mark Turnage	60,000	60,000
Peter Emerson	40,000	40,000
Mike Angus	50,000	83,010

The vesting of such Shares will be conditional on the achievement of criteria as specified in the Company's Report and Accounts for the year ended 31 March 2002.

Directors' Share Purchases

The following Director today purchased Shares:

Director	Shares purchased	Price (p)	Resultant Shareholding	Per cent. of issued share capital
Mark Turnage	10,000	45.0	110,000	0.2

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Holding(s) in Company
Released	11:00 24 Jun 2002
Number	6438X

APPLIED OPTICAL TECHNOLOGIES PLC ("the Company")

24 June 2002

HOLDING IN COMPANY

The Company today received notification, dated 12 June 2002, from Herald Investment Trust plc ("HIT"), that as a result of a purchase of 500,000 ordinary shares of 5p each in the Company ("Shares") on 10 June 2002, HIT now has a holding of 4,455,824 Shares, representing approximately 8.35% of the Company's issued ordinary share capital.

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Holding(s) in Company
Released	10:58 24 Jun 2002
Number	6437X

APPLIED OPTICAL TECHNOLOGIES PLC ("the Company")

24 June 2002

HOLDING IN COMPANY

The Company today received notification, dated 20 June 2002, from Newton Investment Management Limited ("Newton"), that as a result of a reduction of 374,512 ordinary shares of 5p each in the Company ("Shares") on 19 June 2002, Newton now has an interest in 9,575,986 Shares, representing approximately 17.94% of the Company's issued ordinary share capital.

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Euro Note Contract Award
Released	07:00 10 Jun 2002
Number	9779W

RNS Number:9779W
Applied Optical Technologies PLC
10 June 2002

Applied Optical Technologies plc
("Applied Optical Technologies" or "the Company")

Award of euro Note Contract

Applied Optical Technologies, the supplier of anti-counterfeiting technologies and services, is pleased to announce that it has been awarded an order for the supply of security foil for application on euro banknotes.

Under the contract Applied Optical Technologies is to supply holographic material for application on euro notes to be printed in a major European country.

Mark Turnage, Chief Executive, commented:

"While not of a material size in itself this order represents a significant milestone for the Company, and we would expect it to be the first of many to be received over the coming years."

"In the future Applied Optical Technologies will not be announcing individual euro note orders or contracts as they are received, unless they are of such a size as to require a statement. We will however update shareholders of progress in this field as part of our normal reporting procedure."

For further information, please contact:
Applied Optical Technologies plc 0191 419 3344
Mark Turnage, Chief Executive (mturnage@appliedopsec.com)
Mike Angus, Finance Director (mangus@appliedopsec.co.uk)

Weber Shandwick Square Mile 020 7950 2800
Nick Oborne/ Sally Lewis

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02 DEC 12 AM 10: 03

Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Holding(s) in Company
Released	12:22 5 Jun 2002
Number	8126W

Applied Optical Technologies PLC ("the Company")

5 June 2002

Holding in Company

The Company today received notification from Herald Investment Trust plc ("HIT") that, further to a purchase of 500,000 ordinary shares of 5p each in the Company ("Shares") on 27 May 2002, HIT has a holding of 4,005,824 Shares, representing approximately 7.51% of the Company's issued ordinary share capital.

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Preliminary Results
Released	07:00 30 May 2002
Number	6278W

RNS Number:6278W
Applied Optical Technologies PLC
30 May 2002

APPLIED OPTICAL TECHNOLOGIES plc
("Applied Optical Technologies" or "the Group")

Preliminary Results For The Year Ended 31st March 2002

Applied Optical Technologies plc, the supplier of anti-counterfeiting technologies and services, and premium packaging for brand enhancement and protection, announces preliminary results for the year ended 31st March 2002.

Highlights

	2002 unaudited	2001 audited as restated
Group turnover	£30.6m	£28.6m
Adjusted operating profit/(loss)	£0.4m	£(1.5m)
Adjusted loss per share	(1.0)p	(3.8)p

* Improving European performance following extensive Business Improvement Programme

* Continued growth in America despite macro economic conditions

* Contract wins included: brand protection for Athens 2004

Olympic Games; security protection on voter registration cards for a major Latin American country; and product protection for the PGA Tour licensed merchandise

* Strengthened balance shett with cash at bank and in hand of £4.2 million

* Results impacted by exceptional items

David Mahony, Chairman, said:

"The year to 31st March 2002 was a transitional year for the Group but the benefits of the measures taken to improve European operations are being seen in the opening months of the current year. The Board continues to believe that significant supply contracts will be forthcoming for its currency and other high security products.

"In the United States the Group continues to be well positioned in its core markets of brand protection and identity document protection. In spite of difficult trading conditions in North and South America, we are optimistic about the prospects for our American operations.

"Whilst it is early in the current year, we are confident that the year will be one of substantial progress for the Group."

For further information, please contact:

Applied Optical Technologies plc	on 30/05/2002: 020 7950 2800
Mark Turnage, Chief Executive	(mturnage@appliedopsec.com)
	thereafter on: 0191 419 3344
Mike Angus, Finance Director	(mangus@appliedopsec.co.uk)
Weber Shandwick Square Mile	020 7950 2800
Nick Oborne	
Sally Lewis	

APPLIED OPTICAL TECHNOLOGIES plc
("Applied Optical Technologies" or "the Group")

Preliminary Results For The Year Ended 31st March 2002

CHAIRMAN'S STATEMENT

Results

The Group achieved growth both in turnover and trading profitability in the year to 31st March 2002. This was despite a more difficult trading climate in the United States and South America and the disruption caused by the implementation of a major business improvement programme in our European operations. The increase in turnover to £30.6 million (2001: £28.6 million) was coupled with greater control of working capital, such that cash at bank and at hand increased to £4.2 million (2001: £2.4 million).

Major exceptional items affected the Group's results in the period. The cost of the European reorganisation resulting from the Business Improvement Programme and the legal costs relating to the Bridgestone litigation were highlighted at the time the interims were announced. The other exceptional item reflects the decision, taken in conjunction with our professional advisors, to "mark to market" shares of the Company held in the Group's Employee Trust to cover employee share option plans. This is a non-cash item and does not reflect the Board's ambitions for the future of the Company and its share price.

Current Trading

The Group continues to make significant progress in the banknote and high security documents area and saw further growth during the year. This performance was achieved without securing the anticipated euro business; in this context I am pleased to report that in February the Company successfully passed its ECB security audit and it has been advised by euro and non euro currency producers that it is now regarded as an accredited supplier.

The arbitration component of the Bridgestone litigation was completed during the year and the final part of the dispute was successfully concluded on 24th May 2002. No material negative impact on the Group's financial position arose from any part of the litigation and a major, unwelcome management distraction has now been successfully removed.

Conclusion

The year to 31st March 2002 was a transitional year for the Group but the benefits of the measures taken to improve European operations are being seen in the opening months of the current year. The Board continues to believe that significant supply contracts will be forthcoming for its currency and other high security products.

In the United States the Group continues to be well positioned in its core markets of brand protection and identity document

protection. In spite of difficult trading conditions in North and South America, we are optimistic about the prospects for our American operations.

Whilst it is early in the current year, we are confident that the year will be one of substantial progress for the Group.

DA Mahony Chairman
30th May 2002

OPERATING AND FINANCIAL REVIEW

Review of Operations

Over the past year the Group has seen progress in returning the European operations to profitability, and in consolidating gains in the American operations and positioning them for future growth. This has occurred against the backdrop of a slowdown in the United States and Latin American markets, and the inevitable disruptions caused by significant operating and management changes and improvements in our European operations. As a result of the progress made, we feel the Group is well positioned to take advantage of the continued growth in demand for our products.

The year to 31st March 2002 saw Group turnover increase by 7% to £30.6m (2001: £28.6m). After adjusting for goodwill of £2.3m (2001: £14.4m) and exceptional costs of £0.9m (2001: £1.8m) the Group made an operating profit of £0.4m (2001: adjusted operating loss of £1.5m). The loss before taxation amounted to £8.3m (2001: £16.2m) due to certain exceptional adjustments noted below.

During the year we reviewed the carrying value of Applied Optical Technologies plc shares held by our Employee Trust, which was established to secure employee share option plans created at the time of the OpSec acquisition. In consultation with our professional advisors we decided that the most appropriate course of action, given the less buoyant nature of the stock market, was to write them down to the market price on 31st March 2002. This resulted in a charge of £5.5m, which has had a significant negative impact on the result for the year, but has had no cash impact on the Group.

The other exceptional charges in the year relate to the costs of the reorganisation of our European operations of £0.8 million and legal costs relating to the now concluded Bridgestone litigation in America of £0.1 million.

Management

The management teams put in place in Europe and the United States in the prior year provided a new level of expertise in the operation of the Group's businesses.

A further key addition to the European management team was made during the year with the recruitment of Don Tomkins as Director of Research and Development. Mr Tomkins, who has over 25 years' experience in the holographic industry, moved from Kurz Transfer Products in the United States.

In the United States, Rick Salomone became President of the Advantage ID Technologies business based in Lancaster, Pennsylvania. Combined with his previous duties as President of the OpSec holography business based in Parkton, Maryland he now heads all American operations.

We believe the Group now has one of the most experienced management teams in our industry.

Review of Sales Activities

During the year the Group undertook a comprehensive strategic review of its businesses, with a view to focusing only on those markets where we could maintain a sustainable competitive position. The Group now markets into discrete market segments under four brands - AOT Banknote and High Security Documents, OpSec Brand Protection, Advantage ID Technologies and Applied Product Enhancement.

AOT Banknote and High Security Documents

During the year considerable effort was devoted to improving the technical quality of our banknote foil products, with the result that we are now able to deliver both euro and non euro banknote foils. The success of these efforts contributed to fact that our overall growth in this division of the business was 9%. Efforts continue to build this business, and we believe the Group now has a competitive and sustainable position in this market. In addition to the supply of banknote foils, we continued to see growth in demand for tax stamps, vehicle identification products, and fiduciary and notarised documents.

The Group also saw a considerable increase in sales of sophisticated base films to other security providers. In no small part this reflects the progress we have made in

addressing technical and production issues in our European operations.

OpSec Brand Protection

Due to a slowdown in the United States and Latin American economies, the Group saw revenue in this core market segment grow by only 3% during the year. There were, however, notable new customers as we were awarded contracts to provide brand protection for the 2004 Athens Olympic games and for the PGA Tour merchandise. The Group also renewed contracts with a number of its core brand protection customers in the face of significant and sustained competitive pressure. We believe the Group continues to be unique in the industry in both the breadth of its customer base and the products and services it offers to these customers.

Advantage ID Technologies

Providing security authentication products for personal identity documents such as passports, drivers licenses, and national identity cards continues to be the Group's fastest growing business, with turnover increasing by 22% during the year. Major new orders during the year included providing protection for a Latin American voter registration card and several state and national drivers licenses and national identity cards. In addition, we launched a prototype of a new product range for the in-line issuance of passports and other travel documents, and designed a suite of software products to support these systems.

Applied Product Enhancement

The packaging sector suffered from a slowdown in the economic environment as well as increased price pressure from non-security providers of these products. As a result turnover contracted by 9% in this market segment. The Group continues to supply major consumer goods companies with its products, including Colgate, Aquafresh and Corus.

Metallising

The Group has previously announced that as part of the restructuring of its European operations, it would exit the third-party toll metallising business, whilst retaining the capability to metallise its own products. This transition has occurred over the course of the financial year, and is now complete.

American Operations

Turnover in the United States grew by 9% during the year, reflecting the slowdown in the United States and Latin American economies, as well as the effect of absorbing the more significant growth from the prior year. Profitability was down on the prior year as a result of the additional costs and investments in the business during the year. Nonetheless, the Group signed several significant new contracts and renewed a number of major contracts with existing customers.

The current capacity constraints at our Advantage ID Technologies facility in Lancaster, Pennsylvania are being addressed by a move into a new, larger leasehold facility scheduled to be completed in the summer of 2002. A new Advantage manufacturing line will be commissioned in this facility, and this will significantly bolster our overall capacity in this product range. Approximately $2.5 million will be invested in the move and the new manufacturing line.

During the year the arbitration component of the Bridgestone litigation was successfully completed, with the arbitrator ruling that no damages would be assessed against the Group. The Group recently announced that the litigation has been resolved consensually without material adverse impact to the Group. There are no other outstanding issues remaining to be resolved in this matter.

European Operations

A comprehensive business improvement programme was implemented during the year in our European operations; the Group announced redundancies affecting approximately 30% of its UK workforce, restructured its operating and manufacturing management teams and strengthened its research and development staff. Throughout this difficult year turnover nonetheless increased by 9% reflecting continued demand for our products. Due to the restructuring, losses narrowed considerably.

Technical improvements in our products allowed us successfully to supply banknote foils for both euro and non-euro customers, although not in the quantities we anticipated at the outset of the year. These improvements, however, have positioned the Group to compete effectively in the market for banknote and high security products, and we expect further successes in this market.

During the year the ECB conducted a thorough audit of our

production facilities and we successfully retained our security accreditation. We also have been informed by both euro and non euro suppliers that we are now an accredited supplier. These accreditations and approvals mark significant milestones in the Group's entry into the banknote business.

Research and Development

As part of its strategic planning process, the Group undertook an in-depth review of its research and development efforts in both America and Europe. The Group is focusing its research and development efforts in three critical areas: optical development, films and adhesives, and information technology as it relates to the Group's core markets.

In optical development the Group continues its development of machine-readable technologies and of information-bearing optical marks. In addition, further improvements in the AEGIS(r)imaging system continue to strengthen this core proprietary technology.

In films and adhesives, much of the Group's research and development was focused on improving the technical quality of its security foils, and in enhancing their performance. In addition, the Group has enhanced its portfolio of products utilising its proprietary Advantage colour-changing technology, and is looking to expand the utilisation of this technology more widely in combination with other technologies.

In information technology, the Group has expanded, and will continue to invest in, its track and trace systems which allow its customers real-time access to information provided by the Group's authentication technologies.

The Group intends to maintain its industry-leading position in research and development and in developing new commercial applications for its core technologies. In addition it is our intention to leverage our distribution capability by selectively licensing other technologies where they are applicable to our customers' needs.

Joint Ventures

The Group saw an increased contribution to its income stream from its 50% share in 3DCD of £1.4 million (2001: £0.9 million). This was ahead of initial expectations as the contributions included non-recurring equipment sales. The programme with Microsoft continues to be successful and the Group has intensified its marketing of the 3DCD products in the market for DVD ROMS.

Our 50% holding in Applied Technical Graphics, which supplies demetallisation services to the Group, resulted in a net loss of £0.3 million (2001: £0.5 million, including an exceptional charge of £0.2 million).

Accounting Policies

The adoption of FRS17, "Retirement Benefits" and FRS 18, "Accounting Policies" during the year has had no impact on the Group.

The Group has also adopted FRS19, the new accounting standard requiring companies fully to provide for deferred tax. The effect of the new standard is to include a deferred tax asset in the balance sheet at 31st March 2002 of £3.6 million (2001: £4.3 million). The figures for the year ended 31st March 2001 have been restated accordingly.

Taxation

£0.8 million of the £0.9 million tax charge in the year ended 31st March 2002 relates to deferred taxation and the remainder to overseas taxation in respect of state taxes and income which cannot be fully relieved by brought forward trading losses.

Earnings Per Share

The basic loss per share for the year was 18.3 pence (2001: 33.6 pence) whilst fully diluted loss per share was 18.3 pence (2001: 33.6 pence).

On an adjusted basis (removing the effect of goodwill, exceptional items and amounts written off investments) the loss per share was 1.0 pence (2001: 3.8 pence) on a non-diluted basis and 1.0 pence (2001: 3.8 pence) on a fully diluted basis.

Cash Flow and Financing

The Group's cash generation continues to be strong with a net cash inflow from operating activities for the year of £1.4 million (2001: £2.1 million).

As at 31st March 2002, the Group had cash at bank and in hand of £4.2 million (2001: £2.4 million) and net funds of £3.3 million (2001: £1.7 million).

Treasury

During the year the Group renewed its £1.0 million overdraft facility with Barclays Bank PLC. This facility is scheduled for review by 1st July 2002.

Whilst a substantial proportion of the Group's revenue and profit is earned outside the UK, subsidiaries generally only trade in their own currency. The Group is therefore not subject to any significant foreign exchange transaction exposure. The Group's principal exposure to foreign currency lies in the translation of overseas profits into sterling. This exposure is hedged to the extent that these profits are offset by interest charges arising from borrowings in the same currencies.

Capital Expenditure

Capital expenditure in the year was £1.6 million (2001: £5.0 million).

The principal capital expenditure in Europe related to the building and equipping of new laboratories at our Crowther site. This will facilitate the work of our expanded technical department and enhance the development of our material science capabilities. The major capital expenditure in America has been the building of a second Advantage line.

The Group's main capital commitments relate to the completion of the second Advantage line and the fitting out of new leasehold premises for the Lancaster operations.

Shareholders' Funds

Shareholders' funds decreased during the year from £63.7 million to £54.2 million. These represent a net asset value of 102 pence per share (2001: 119 pence per share).

M Turnage
Chief Executive
30th May 2002

Applied Optical Technologies plc
Consolidated Profit and Loss Account
For the year ended 31st March 2002

	2002	2001

	unaudited £'000	audited as restated £'000
Turnover: Group and share of joint ventures	32,979	30,436
Less: share of joint ventures' turnover	(2,365)	(1,880)
Group turnover	30,614	28,556
Cost of sales	(20,875)	(20,943)
Gross profit	9,739	7,613
Goodwill amortisation	(2,270)	(3,201)
Goodwill impairment	-	(11,246)
Exceptional items	(895)	(1,813)
Other operating expenses	(10,420)	(9,533)
Net operating expenses	(13,585)	(25,793)
Group operating loss	(3,846)	(18,180)
Share of operating profit of joint ventures	1,065	372
Operating loss	(2,781)	(17,808)
Interest receivable and similar income	138	516
Exceptional foreign exchange gain	-	1,426
Interest receivable and similar income	138	1,942
Amounts written off investments	(5,528)	-
Interest payable and similar charges	(126)	(358)
Loss before taxation	(8,297)	(16,224)
Taxation	(913)	(673)
Retained loss for the financial year	(9,210)	(16,897)
Basic loss per share	(18.3)p	(33.6)p
Diluted loss per share	(18.3)p	(33.6)p
Adjusted basic loss per share	(1.0)p	(3.8)p
Adjusted diluted loss per share	(1.0)p	(3.8)p

All results above relate to continuing operations

Applied Optical Technologies plc
Consolidated Balance Sheet

As at 31st March 2002

	2002 unaudited £'000	2001 audited as restated £'000
Fixed assets		
Intangible assets	28,773	31,099
Tangible assets	12,611	13,172
Investments		
Investments in joint ventures		
Share of gross assets	1,175	2,024
Share of gross liabilities	(175)	(290)
	1,000	1,734
Investments in own shares	1,736	7,528
Other investments	33	35
	44,153	53,568
Current assets		
Stocks	2,839	3,399
Debtors		
- amounts falling due within one year	6,530	7,395
- amounts falling due after more than one year	5,641	4,543
	12,171	11,938
Short term deposits	-	952
Cash at bank and in hand	4,232	2,356
	19,242	18,645
Creditors: Amounts falling due within one year	(7,598)	(6,398)
Net current assets	11,644	12,247
Total assets less current liabilities	55,797	65,815
Creditors: Amounts falling due after more than one year	(541)	(1,090)

Provisions for liabilities and charges	(1,057)	(989)
Net assets	54,199	63,736
Capital and reserves		
Called up equity share capital	2,669	2,669
Share premium account	70,402	70,402
Profit and loss account	(18,872)	(9,335)
Equity shareholders' funds	54,199	63,736

Applied Optical Technologies plc
Consolidated Cash Flow Statement
For the year ended 31st March 2002

	2002 unaudited £'000	2002 unaudited £'000	2001 audited £'000	2001 audited £'000
Cash inflow from operating activities		1,435		2,144
Dividends received from joint venture		2,101		41
Returns on investments and servicing of finance		78		156
Taxation		(139)		(29)
Capital expenditure and financial investment		(1,480)		(4,753)
Acquisitions and disposals		(396)		(516)
Equity dividends paid		-		(503)
Cash inflow/(outflow) before management of liquid resources and financing		1,599		(3,460)
Management of liquid resources		952		7,692
Financing				
Issue of shares	2		71	
Decrease in debt	(645)		(2,893)	
Net cash outflow from financing		(643)		(2,822)
Increase in cash in the period		1,908		1,410

Reconciliation of net cash flow to movement in net funds

Increase in cash in the period	1,908	1,410
Movement in short term deposits	(952)	(7,692)
Cash outflow from decrease in debt and lease financing	645	2,893
Change in net debt resulting from cash flows	1,601	(3,389)
Foreign exchange movements	(19)	(78)
Movement in net funds in period	1,582	(3,467)
Net funds at 1st April 2001	1,749	5,216
Net funds at 31st March 2002	3,331	1,749

Applied Optical Technologies plc
Statement of Group Total Recognised Gains and Losses
For the year ended 31st March 2002

	2002 unaudited £'000	2001 audited as restated £'000
Loss for the financial year attributable to shareholders	(9,210)	(16,897)
Translation of net foreign currency investments	(63)	4,699
Total gains and losses relating to the year	(9,273)	(12,198)
Prior year adjustment	417	
Total gains and losses recognised since last Annual Report	(8,856)	

Reconciliation of Group Movements in Shareholders' Funds
For the year ended 31st March 2002

	2002	2001

	unaudited £'000	audited as restated £'000
Loss for the financial year attributable to shareholders	(9,210)	(16,897)
Translation of net foreign currency investments	(63)	4,699
Adjustment in respect of savings related share scheme	(264)	(786)
New share capital subscribed	-	15
Movement for the year	(9,537)	(12,969)
Opening shareholders' funds (originally £63,319,000, restated for prior year adjustment of £417,000)	63,736	76,705
Closing shareholders' funds	54,199	63,736

Applied Optical Technologies plc
Notes to the Preliminary Announcement
For the year ended 31st March 2002

1) The results for the year ended 31st March 2001 are derived from the statutory accounts for that year, on which the auditor's gave an unqualified report and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985. These accounts have been filed with the Registrar of Companies.

The results for the year ended 31st March 2002 do not represent the statutory accounts of the Company under Section 240 (3) of the Companies Act 1985.

2) Segment Information

	2002 unaudited £'000	2001 audited £'000
a) Turnover by market sector		
Banknote and high security documents	6,835	6,275
Brand protection	9,755	9,427
Brand protection via joint venture	2,365	1,880
ID technologies	9,231	7,597
Product enhancement	3,127	3,426
Metallising	1,416	1,542

Other	250	289
	32,979	30,436

b) Turnover by geographical origin

American operations

Under embargo for 0900 am 02 DEC 12 [illegible] **24 May 2002**

APPLIED OPTICAL TECHNOLOGIES PLC
("AOT" or "the Company")

SETTLEMENT OF OUTSTANDING LITIGATION

Applied Optical Technologies plc, the provider of technology products and services for anti-counterfeiting applications, announces that it has reached a final settlement with the sellers of Bridgestone Technologies, Inc. in the litigation which was due to be brought before the U.S. District Court in New York. This announcement follows the successful resolution of the parallel arbitration proceedings in December, 2001.

The litigation, which relates to the acquisition of Bridgestone in late 1999, has been resolved consensually without material adverse impact to the Company. There are no other outstanding issues remaining to be resolved in this matter.

Confidentiality restrictions prevent the disclosure of any further details of the settlement.

Mark Turnage, Chief Executive, commented: "We are pleased to have settled this litigation and look forward to continuing the growth of AOT in the field of anti-counterfeiting technologies and services."

- Ends -

For further information, please contact:
Applied Optical Technologies plc **0191 419 3344**
Mike Angus, Finance Director (mangus@appliedopsec.co.uk)
Mark Turnage, Chief Executive (mturnage@appliedopsec.com)

Weber Shandwick Square Mile **020 7950 2800**
Nick Oborne/ Sally Lewis

RNS | The company news service from the London Stock Exchange

Full Text Announcement

Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Notice of Results
Released	11:48 17 May 2002
Number	0775W

RNS Number:0775W
Applied Optical Technologies PLC
17 May 2002

Applied Optical Technologies plc

Applied Optical Technologies plc will be announcing its Preliminary Results for the year ended 31 March 2002 on Thursday 30 May 2002.

For further information please contact:

Weber Shandwick Square Mile 020 7950 2855
Sally Lewis

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Blocklisting Int.Review-Amend
Released	11:50 25 Apr 2002
Number	0610V

The issuer advises that the following amends the blocklisting review announcement released at 15:04 on 23rd April 2002 under RNS Number 9541U. The scheme name in section 2 should have been 'Applied Holographics PLC 1996 Unapproved Share Option Scheme. All other details remain unchanged. The full amended text appears below.

SCHEDULE 5 - AMENDMENT

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Applied Optical Technologies PLC

2. Name of scheme

Applied Holographics PLC 1996 Unapproved Share Option Scheme

3. Period of return:

From 22/10/01 to 21/09/02

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

103,500

5. Number of shares issued / allotted under scheme during period:

65,000 (lapsed)

6. Balance under scheme not yet issued / allotted at end of period

38,500

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

149,000 (21/10/98)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

53,377,008

Contact for queries

Name: M. Angus, Applied Optical Technologies PLC

Address

Telephone: 0191 419 3344

This material originates from the Financial Services Authority (FSA). All copyrights relating to it are held by the FSA. Use of FSA material does not indicate any endorsement by the FSA of its publication, or the material or views contained within it.

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Blocklisting Interim Review
Released	15:05 23 Apr 2002
Number	9544U

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Applied Optical Technologies PLC

2. Name of scheme

Applied Holographics PLC 1997 Sharesave Scheme

3. Period of return:

From 22/10/01 To 21/04/02

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

228,280

5. Number of shares issued / allotted under scheme during period:

4,198 (allotted by trustee) 51,253 (lapsed)

6. Balance under scheme not yet issued / allotted at end of period

172,829

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

488,000 (21/10/98)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

53,377,008

Contact for queries

Name M. Angus, Applied Optical Technologies PLC

Address

Telephone 0191 419 3344

This material originates from the Financial Services Authority (FSA). All copyrights relating to it are held by the FSA. Use of FSA material does not indicate any endorsement by the FSA of its publication, or the material or views contained within it.

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Blocklisting Interim Review
Released	15:00 23 Apr 2002
Number	9539U

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Applied Optical Technologies PLC

2. Name of scheme

Applied Holographics PLC 1995 Approved Employee Share Option Scheme

3. Period of return:

From 22/10/01 To 21/04/02

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

213,000

5. Number of shares issued / allotted under scheme during period:

29,000 (Lapsed)

6. Balance under scheme not yet issued / allotted at end of period

184,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

359,000 (21/10/98)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

53,377,008

Contact for queries

Name	M. Angus, Applied Optical Technologies PLC
Address	
Telephone	0191 419 3344

This material originates from the Financial Services Authority (FSA). All copyrights relating to it are held by the FSA. Use of FSA material does not indicate any endorsement by the FSA of its publication, or the material or views contained within it.

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Blocklisting Interim Review
Released	14:59 23 Apr 2002
Number	9537U

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. *Name of company*

Applied Optical Technologies PLC

2. Name of scheme

Applied Holographics PLC 1985 Approved Employee Share Option Scheme

3. Period of return:

From 22/10/01 To 21/04/02

4. Number and class of shares(s) (*amount of stock / debt security*) not issued under scheme

10,000

5. Number of shares issued / allotted under scheme during period:

10,000 lapsed

6. Balance under scheme not yet issued / allotted at end of period

Nil

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

165,000 (21/10/1998)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

53,377,008

Contact for queries

Name	M. Angus, Applied Optical Technologies PLC
Address	
Telephone	0191 419 3344

This material originates from the Financial Services Authority (FSA). All copyrights relating to it are held by the FSA. Use of FSA material does not indicate any endorsement by the FSA of its publication, or the material or views contained within it.

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Director Shareholding
Released	10:54 15 Mar 2002
Number	0373T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

APPLIED OPTICAL TECHNOLOGIES PLC

2) Name of director

DAVID MAHONY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

SEE 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

SEE 2

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SALE OF 40,000 SHARES AND REPURCHASE OF SAME TOTAL NUMBER OF SHARES INTO PEP (32,550) and ISA (7,450)

7) Number of shares/amount of stock acquired

40,000

8) Percentage of issued class

0.07%

9) Number of shares/amount of stock disposed

40,000

10) Percentage of issued class

0.07%

11) Class of security

ORD 5P

12) Price per share

SOLD: 51.5P BOUGHT: 51.75P

13) Date of transaction

14 MARCH 2002

14) Date company informed

15 MARCH 2002

15) Total holding following this notification

119,800 (UNCHANGED)

16) Total percentage holding of issued class following this notification

0.22%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

M ANGUS, APPLIED OPTICAL TECHNOLOGIES PLC 0191 417 5434

25) Name and signature of authorised company official responsible for making this notification

Date of Notification.........15 MARCH 2002

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Director Shareholding
Released	10:23 11 Mar 2002
Number	7181S

APPLIED OPTICAL TECHNOLOGIES PLC ("the Company")

11 March 2002

Directors Dealings

The Company has today been notified that on 8 March 2002 the following Directors acquired ordinary shares of 5p each ("Shares") in the Company at 51p per Share:

Director	No. Shares Acquired	Shareholding following purchase	Per cent. issued Shares
Mark Turnage	20,000	100,000	0.19
David Mahony	40,000	119,800	0.22
Mike Angus	20,000	39,000	0.07
Richard Povey	20,000	24,000	0.04
Peter Emerson	12,000	12,000	0.02

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Trading Statement
Released	07:00 25 Feb 2002
Number	9298R

RNS Number:9298R
Applied Optical Technologies PLC
25 February 2002

Applied Optical Technologies plc
"Applied Optical Technologies" or "the Company"

Trading Statement

The Company indicated in its Interim statement that it expected orders to supply holographic material for use on Euro or other currencies to be "unlikely before the final quarter of the current financial year." While the Board hopes to be in a position to announce the award of such an order or orders in the near future, it now does not expect deliveries and related revenues to commence before the next *financial* year.

The implementation of our major improvement programme in Europe, announced last year, is progressing to plan; this programme, the full benefits of which began in the last quarter of this financial year, will reduce our cost structure and improve efficiency while maintaining current capacity. Our joint venture with 3DCD continues to perform well.

The Group's US operations continue to grow, but the rate of growth is not at the anticipated levels due to the softening of the US economy and recent events in South America. The Company believes that the additional resources invested in its US operations put it in a strong market position in the Americas.

The US litigation in respect of Bridgestone is moving towards resolution and, following the positive outcome of the arbitration proceedings, the Company continues to be advised that its

position is strong.

As a consequence of the delays in receiving the currency contracts, together with the effect of the softening US economy, the Company now expects results for the current year to 31 March 2002 to be below the lower end of current market expectations.

Mark Turnage, Chief Executive, commented:

"We are encouraged by our progress in the currency business and remain very confident that we will shortly be able to announce significant currency orders. Despite the downturn in the US economy, we are still seeing major opportunities in our markets and believe the company is uniquely well placed to take advantage of these."

Applied Optical Technologies plc 0191 419 3344
Mark Turnage, Chief Executive (mturnage@appliedopsec.com)
Mike Angus, Finance Director (mangus@appliedopsec.co.uk)

Weber Shandwick Square Mile 020 7950 2800
Nick Oborne/ Sally Lewis

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	*Holding in Company*
Released	15:26 3 Jan 2002
Number	4477P

APPLIED OPTICAL TECHNOLOGIES PLC ("the Company")

3rd January 2002

HOLDING IN COMPANY

The Company today received notification from Herald Investment Trust plc ("HIT") that, following the purchase on 20 December 2001 of 800,000 ordinary shares of 5p each in the Company ("Shares"), HIT is interested in 3,505,824 Shares, representing approximately 6.57 per cent. of the Company's issued ordinary share capital. The shares are registered in the name of RBSTB Nominees Limited.

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Resolution of Arbitration
Released	15:57 10 Dec 2001
Number	4456O

RNS Number:4456O
Applied Optical Technologies PLC
10 December 2001

APPLIED OPTICAL TECHNOLOGIES PLC
("AOT" or "the Company")

SUCCESSFUL RESOLUTION OF ARBITRATION PROCEEDINGS

Applied Optical Technologies plc, the provider of technology products and services for anti-counterfeiting applications, announces the successful resolution of the US arbitration proceedings relating to the acquisition of Bridgestone.

Operating under the auspices of the American Arbitration Association, the arbitrator has ruled on the claims involving post-closing balance sheet adjustment provisions and the vendors of Bridgestone were refused an award.

As announced at the time of our interim results, related federal court litigation is expected to continue into the Spring of 2002. AOT's legal advisers continue to advise the Company that its position in respect of this litigation is strong.

Mark Turnage, Chief Executive, commented: "The favourable resolution of the arbitration proceedings removes part of this unwelcome management distraction and allows us to further focus our efforts in strengthening our leading position in the anti-counterfeiting industry."

For further information, please contact:

Applied Optical Technologies plc 0191 419 3344
Mike Angus, Finance Director (mangus@appliedopsec.co.uk)

Weber Shandwick/ Square Mile 020 7601 1000
Nick Oborne/ Sally Lewis

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02 DEC 12 AM 10:03

Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Interim Results
Released	07:01 29 Nov 2001
Number	8730N

RNS Number:8730N
Applied Optical Technologies PLC
29 November 2001

APPLIED OPTICAL TECHNOLOGIES plc

("Applied Optical Technologies" or "the Group")

Results for the six months ended 30 September 2001

Applied Optical Technologies plc, the provider of technology products and services for anti-counterfeiting applications, announces interim results for the six months ended 30 September 2001.

Highlights

* Turnover for the period was £15.2m (2000: £15.2m); adjusted operating profit was £232,000 (2000: £154,000)

* The period saw significant progress over the second half of last year in returning the Group towards profitability
  - the US operations continued to make progress, protecting their core business and winning new business
  - an in-depth evaluation of production processes in the European operations resulted in the implementation of a major improvement programme which will accelerate cost reductions in those operations

* The integration of the worldwide operations continued successfully

* Notable contract wins included: merchandise protection

for Athens 2004 Olympic Games; security protection on voter registration cards for a major Latin American country; and product protection for the PGA Tour licensed merchandise.

* Contributions from 3DCD amounted to £743,000 for the period

* The Group's balance sheet remains strong, with cash at bank and in hand of £1.8m

David Mahony, Chairman, said:
"The overall world economic situation post the tragic events of 11 September continues to be of concern but there are grounds for believing that the Group will, in due course, see benefits from a climate in which there is an enhanced appreciation of the need for security and a greater willingness to bear the costs which this necessarily imposes.

"Following the difficulties of the recent past the Board believes that future prospects are encouraging but again cautions that the full benefits of the actions we are currently taking will not be felt until the next financial year."

For further information, please contact:

Applied Optical Technologies plc 0191 419 3344
Mark Turnage, Chief Executive (mturnage@appliedopsec.com)
Mike Angus, Finance Director (mangus@appliedopsec.co.uk)

Square Mile BSMG Worldwide 020 7601 1000
Nick Oborne/ Sally Lewis

29 November 2001

APPLIED OPTICAL TECHNOLOGIES plc

("Applied Optical Technologies" or "the Group")

Results for the six months ended 30 September 2001

Chairman's Statement

Introduction

Although reflecting the continued difficulties of our European operations, now addressed by our major improvement programme for those operations, the period to 30 September 2001 saw significant progress towards returning the Group to profitability, both in terms of reducing the cost base of the business and the winning of new contracts.

The process of integrating our operations worldwide is continuing successfully and in this respect we were particularly pleased this month to be awarded the contract to manufacture and supply a range of products to protect the Athens 2004 Olympic Games range of merchandise. The contract will be satisfied by products manufactured at our operations in Europe and America, supported by some manufacturing by the Group's agent in Greece.

Results

Group turnover for the six months was £15.2 million (2000: £15.2 million) and operating profit, adjusted for the impact of goodwill amortisation and exceptional costs, was £232,000 (2000: £154,000).

The exceptional costs in the period comprised consultancy fees of £121,000 for the business improvement programme in our European operations and a further provision of £136,000 for legal fees relating to the litigation with the sellers of Bridgestone.

The Group's balance sheet remains strong, with cash at bank and in hand of £1.8 million.

American Operations

Our American operations continued to make progress both in protecting their core base business and in securing new business. The brand protection group secured a new contract with the PGA Tour for the protection of licensed merchandise, strengthening our presence in this market. Our ID technology group saw continued growth, although the current year did not benefit from a one off project which materially boosted last year's figures, in its core business of protecting products such as identity cards and passports.

Planning is underway to relocate the Lancaster operations to a nearby facility, which will expand production capacity early in the next financial year.

Litigation with the sellers of Bridgestone has continued during the period. The arbitration proceedings are drawing to a close and a judgement from the arbitrator is expected shortly. The federal court litigation is expected to continue into the spring of 2002. We continue to be advised that our position is strong.

European Operations

First half results for our European operations reflect the difficulties of maintaining in full our production capacity while implementing the restructuring announced in January of this year.

As we announced earlier this month, an in-depth evaluation of production processes in our European operations has resulted in a proposed plan for a further major improvement programme. This will maintain our current capacity, particularly in our banknote and high security foils area, while both reducing our cost structure and improving the efficiency of the operations.

Subject to the results of the mandatory consultation process now being undertaken, it is expected that head count will be reduced by about 25. The one off charge in relation to the restructuring will, if implemented as proposed, comprise consultancy fees, redundancies and other costs not exceeding £700,000. Total annual potential cost savings are estimated to be around £600,000.

While encouraging progress has been made in the banknote and high security area, with both orders taken and product supplied for non-euro currencies, the euro business we anticipated has not yet been secured. The Board continues to believe this business will be secured but deliveries are unlikely before the final quarter of the current financial year.

Joint Ventures

During six months to 30 September 2001 unbudgeted machine sales helped 3DCD contribute £743,000 to Group results. It is not expected that the contribution in the second half of the current year will be of the same order. Our share of the loss of Applied Technical Graphics, our other joint venture, was £145,000 in the first half of the year as a result of low sales of demetallised products. This position is expected to improve in the fourth quarter.

Investor Relations

Efforts have been made to improve both the marketability of the Group's shares and investor relations. An ADR facility has now been put in place and the Group's web site has been enhanced. There has also been a general welcome from shareholders to the research paper commissioned from Equity Development. Whilst preserving commercial confidentiality, efforts will be made progressively to expand reporting of the Group's activities.

Conclusion

The overall world economic situation post the tragic events of 11 September continues to be of concern but there are grounds for believing that the Group will, in due course, see benefits from a climate in which there is an enhanced appreciation of the need for security and a greater willingness to bear the costs which this necessarily imposes.

Following the difficulties of the recent past the Board believes that future prospects are encouraging but again cautions that the full benefits of the actions we are currently taking will not be felt until the next financial year.

For further information, please contact:

Applied Optical Technologies plc 0191 419 3344
Mark Turnage, Chief Executive (mturnage@appliedopsec.com)
Mike Angus, Finance Director (mangus@appliedopsec.co.uk)

Weber Shandwick Square Mile 020 7601 1000
Nick Oborne/ Sally Lewis

APPLIED OPTICAL TECHNOLOGIES plc
Consolidated Profit and Loss Account

	Unaudited 6 months ended 30-Sep-01 £'000	Unaudited 6 months ended 30-Sep-00 £'000	Year ended 31-Mar-01 £'000
Turnover: Group and share of joint ventures	16,739	16,370	30,436

Less; share of joint ventures'turnover	(1,551)	(1,217)	(1,880)
Group turnover	15,188	15,153	28,556
Cost of sales	(10,459)	(10,588)	(20,943)
Gross profit	4,729	4,565	7,613
Goodwill amortisation	(1,264)	(1,571)	(3,201)
Goodwill impairment	0	0	(11,246)
Exceptional items	(257)	0	(1,813)
Other operating expenses	(5,095)	(4,745)	(9,533)
Net operating expenses	(6,616)	(6,316)	(25,793)
Group operating loss	(1,887)	(1,751)	(18,180)
Share of operating profit of joint ventures	598	334	372
Operating loss	(1,289)	(1,417)	(17,808)
Interest receivable and similar income	81	274	516
Exceptional foreign exchange gain	0	1,426	1,426
Interest receivable and similar income	81	1,700	1,942
Interest payable and similar charges	(68)	(232)	(358)
(Loss)/profit on ordinary activities before taxation	(1,276)	51	(16,224)
Taxation	(78)	(80)	(24)
Loss for the financial period after taxation	(1,354)	(29)	(16,248)
Dividends	0	0	0
Loss for the financial period	(1,354)	(29)	(16,248)
Basic loss per share	(2.7)	(0.1)	(32.3)
Diluted loss per share	(2.7)	(0.1)	(32.3)

Adjusted earnings/ (loss) per share	0.3	3.1	(2.5)
Adjusted diluted earnings/ (loss) per share	0.3	3.0	(2.5)

APPLIED OPTICAL TECHNOLOGIES plc
Consolidated Balance Sheet

	Unaudited 30-Sep-01 £'000	Unaudited 30-Sep-00 £'000	31-Mar-01 £'000
Fixed assets			
Intangible assets	32,652	45,393	35,021
Tangible assets	12,731	11,398	13,172
Investments			
Investments in joint ventures			
Share of gross assets	2,044	1,524	2,024
Share of gross liabilities	(321)	(581)	(290)
	1,723	943	1,734
Investments in own shares	7,525	8,364	7,528
Other investments	35	291	35
	54,666	66,389	57,490
Current assets			
Stocks	3,057	3,489	3,399
Debtors			
- amounts falling due within one year	9,307	8,914	7,395
- amounts falling due after more than one year	69	327	204
	9,376	9,241	7,599
Short term deposits	0	4,700	952
Cash	1,849	2,662	2,356
	14,282	20,092	14,306

Creditors : amounts falling due within one year	(6,318)	(6,881)	(6,398)
Net current assets	7,964	13,211	7,908
Total assets less current liabilities	62,630	79,600	65,398
Creditors : amounts falling due after more than one year	(928)	(1,379)	(1,090)
Provisions for liabilities and charges	(1,102)	0	(989)
Net assets	60,600	78,221	63,319
Capital and reserves			
Called up equity share capital	2,669	2,669	2,669
Share premium account	70,402	70,397	70,402
Profit and loss account	(12,471)	5,155	(9,752)
Equity shareholders' funds	60,600	78,221	63,319

APPLIED OPTICAL TECHNOLOGIES plc
Consolidated Cash Flow Statement

	Unaudited 6 months ended 30-Sep-01 £'000	Unaudited 6 months ended 30-Sep-00 £'000	Year ended 31-Mar-01 £'000
Cash (outflow)/inflow from operating activities	(1,012)	2,221	2,144
Dividend received from joint venture	711	36	41
Returns on investments and servicing of finance	78	100	156
Taxation	(20)	(33)	(29)
Capital expenditure and financial investment	(691)	(1,296)	(4,753)

Acquisitions and disposals	(163)	(101)	(516)
Equity dividends paid	0	(503)	(503)
Cash (outflow)/inflow before management of liquid resources and financing	(1,097)	424	(3,460)
Management of liquid resources	952	3,944	7,692
Financing			
Issue of shares	3	17	71
Decrease in net debt	(299)	(2,571)	(2,893)
Net cash outflow from financing	(296)	(2,554)	(2,822)
(Decrease)/increase in cash in the period	(441)	1,814	1,410

Reconciliation of net cash flow to movement in net funds

(Decrease)/increase in cash in the period	(441)	1,814	1,410
Decrease in short term deposits	(952)	(3,944)	(7,692)
Cash outflow from decrease in debt and lease financing	299	2,571	2,893
Change in net funds resulting from cash flows	(1,094)	441	(3,389)
Foreign exchange movements	(61)	(127)	(78)
Movement in net funds in period	(1,155)	314	(3,467)
Net funds at 1 April 2001	1,749	5,216	5,216
Net funds at 30 September 2001	594	5,530	1,749

APPLIED OPTICAL TECHNOLOGIES plc
Statement of Total Recognised Gains and Losses

	Unaudited 6 months ended 30-Sep-01 £'000	Unaudited 6 months ended 30-Sep-00 £'000	Year ended 31-Mar-01 £'000
Loss for the financial period attributable to shareholders	(1,354)	(29)	(16,248)
Translation of net foreign currency investments	(1,365)	2,510	4,608
Total gains and losses relating to the period	(2,719)	2,481	(11,640)

Reconciliation of Movements in Shareholders'Funds

	Unaudited 6 months ended 30-Sep-01 £'000	Unaudited 6 months ended 30-Sep-00 £'000	Year ended 31-Mar-01 £'000
Loss for the financial period attributable to shareholders	(1,354)	(29)	(16,248)
Translation of net foreign currency investments	(1,365)	2,510	4,608
Adjustment in respect of savings related share scheme	0	0	(786)
New share capital subscribed	0	10	15
Movement for the period	(2,719)	2,491	(12,411)
Opening shareholders' funds	63,319	75,730	75,730
Closing shareholders' funds	60,600	78,221	63,319

Notes to the Interim Statement

1. Companies Act 1985

The figures for the year ended 31 March 2001 do not constitute the statutory accounts for that year. The statutory accounts from which the figures have been extracted have been filed with the Registrar of Companies. The auditor's report on those accounts was unqualified and did not contain any statement under section 237 of the Companies Act 1985. The figures for the six months ended 30 September 2001 and the six months ended 30 September 2000 have not been audited or reviewed by the auditors.

2. Segment Information

a) Turnover by market sector	Unaudited 6 months ended 30-Sep-01 £'000	Unaudited 6 months ended 30-Sep-00 £'000	Year ended 31-Mar-01 £'000
Optically Variable Devices			
- Security	11,755	11,487	22,096
- Security via joint venture	1,551	1,217	1,880
- Packaging	1,820	2,287	3,520
- Other	761	527	1,395
	15,887	15,518	28,891
Metallising			
- Toll	429	372	786
- Metallised film	423	480	759
	852	852	1,545
	16,739	16,370	30,436

b) Turnover by geographical origin

American operations	8,475	8,490	15,859
American operations via joint venture	1,551	1,217	1,880
European operations	7,591	7,213	14,031
Intersegment sales	(878)	(550)	(1,334)
	16,739	16,370	30,436

c) Operating profit/(loss) by geographical origin

American operations	333	397	(11,686)
European operations	(1,622)	(1,814)	(6,122)
Operating loss	(1,289)	(1,417)	(17,808)
Exclude goodwill amortisation	1,264	1,571	3,201
Exclude goodwill impairment	0	0	11,246
Exclude exceptional items	257	0	1,813
Adjusted operating profit/(loss)	232	154	(1,548)

Adjusted operating profit/(loss)arises from :

American operations	990	1,313	1,889
European operations	(1,356)	(1,493)	(3,809)
Joint ventures	598	334	372
	232	154	(1,548)

3.Net Operating Expenses

	Unaudited 6 months ended 30-Sep-01 £'000	Unaudited 6 months ended 30-Sep-00 £'000	Year ended 31-Mar-01 £'000
Distribution Costs			
Selling and marketing costs	1,911	1,533	3,924
Administrative Expenses			
Technical support	274	253	424
Research and development costs	530	605	1,057
Administrative costs	2,380	2,354	4,128
Exceptional costs	257	0	1,813
Goodwill amortisation	1,264	1,571	3,201
Goodwill impairment	0	0	11,246
	4,705	4,783	21,869
Net Operating Expenses	6,616	6,316	25,793

Exceptional items included within administrative expenses

Reorganisation costs	121	0	953
Bridgestone litigation costs	136	0	0
Tangible fixed asset impairment	0	0	604
Investment fixed asset impairment	0	0	256
	257	0	1,813

4. Share of Operating Profit of Joint Ventures

The share of operating profit of joint ventures represents the Group's share of the results of 3DCD and ATG for the six months ended 30 September 2001

5. Interest

	Unaudited 6 months ended 30-Sep-01 £'000	Unaudited 6 months ended 30-Sep-00 £'000	Year ended 31-Mar-01 £'000
Interest receivable and similar income			
Bank interest receivable	61	254	385
Other interest receivable	38	20	51
Foreign exchange gains	(18)	0	80
	81	274	516
Exceptional foreign exchange (losses)/gains	0	1,426	1,426
	81	1,700	1,942
Interest payable and similar charges			
On finance leases and hire purchase agreements	17	25	50
On short term bank loans and overdrafts	56	139	189
Exchange (losses)/gains on foreign currency borrowings	(5)	68	119
	68	232	358

6. Taxation

No taxation is payable in the current period by any of the Group's UK based companies due to losses brought forward from prior years. Taxation on profits arising in the Group's American operations is

limited to statutory minima due to losses brought forward from prior years.

7. (Loss)/Earnings Per Share

The calculations of earnings per share are based upon the following results and numbers of shares.

Earnings	Unaudited 6 months ended 30-Sep-01 £'000	Unaudited 6 months ended 30-Sep-00 £'000	Year ended 31-Mar-01 £'000
Loss for the financial period (basic EPS)	(1,354)	(29)	(16,248)
Loss used for diluted EPS	(1,354)	(29)	(16,248)

Adjusted earnings			
Loss for the financial period	(1,354)	(29)	(16,248)
Add back goodwill amortisation	1,264	1,571	3,201
Exclude goodwill impairment	0	0	11,246
Exclude exceptional items	257	0	542
Adjusted profit/(loss)	167	1,542	(1,259)

Weighted average number of shares	No.of shares	No.of shares	No.of shares
For basic EPS	50,398,993	50,261,596	50,324,865
Exercise of share options	0	787,492	0
For diluted EPS	50,398,993	51,049,088	50,324,865
Exercise of share options	140,477	0	0
For adjusted diluted EPS	50,539,470	51,049,088	50,324,865

8. Notes to the Cash Flow Statement

Reconciliation of group operating loss to operating cash flows

	Unaudited 6 months	Unaudited 6 months	Year

	ended 30-Sep-01 £'000	ended 30-Sep-00 £'000	ended 31-Mar-01 £'000
Group operating loss	(1,887)	(1,751)	(18,180)
Depreciation	1,051	966	1,931
Profit on sale of fixed assets	0	0	142
Amortisation	1,264	1,571	3,201
Impairment provisions	0	0	12,106
Movement in stocks	284	(397)	(436)
Movement in debtors	(1,941)	1,209	2,916
Movement in creditors	217	623	464
Net cash (outflow)/inflow from operating activities	(1,012)	2,221	2,144

Analysis of net funds

	At 1 April 2001 £'000	Cashflows £'000	Exchange adjustments £'000	At 30 September 2001 £'000
Cash at bank and in hand	2,356	(441)	(66)	1,849
Short term deposits	952	(952)	0	0
Finance leases	(429)	112	0	(317)
Bank loans	(1,130)	187	5	(938)
	1,749	(1,094)	(61)	594

8.Notes to the Cash Flow Statement (continued)

	Unaudited 6 months ended 30-Sep-01 £'000	Unaudited 6 months ended 30-Sep-00 £'000	Year ended 31-Mar-01 £'000

Analysis of cash flows for headings netted in the cash flow statement

Returns on investments and servicing of finance

Interest received	159	281	384
Interest paid	(81)	(181)	(228)
Net cash outflow from returns on investments and servicing of finance	78	100	156
Taxation			
Overseas tax paid	(20)	(33)	(29)
Net cash outflow from taxation	(20)	(33)	(29)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	(691)	(1,311)	(4,753)
Sale of tangible fixed assets	0	15	0
Net cash outflow from capital expenditure and financial investment	(691)	(1,296)	(4,753)
Acquisitions and disposals			
Investment in subsidiary	(163)	(6)	(421)
Other investments	0	(95)	(95)
Net cash outflow from acquisitions and disposals	(163)	(101)	(516)
Financing			
Issue of ordinary share capital	3	17	71
Loan repayments	(187)	(2,380)	(2,583)
Capital element of finance lease rental payments	(112)	(191)	(310)
Decrease in debt	(299)	(2,571)	(2,893)
Net cash outflow from financing	(296)	(2,554)	(2,822)

==

A copy of this announcement has been sent to all shareholders. Further copies are available to members of the public from the Company's registered office, 40 Phoenix Road, Crowther, District 3, Washington, Tyne & Wear, NE38 0AD.

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RNS Number: 6852N
Newton Management Ltd
26 November 2001

FORM SAR 5

Date of disclosure.26TH NOVEMBER 2001

DISCLOSURE UNDER NOTE 3 OF RULE 5 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of sale..............23RD NOVEMBER 2001...............

Sale of. APPLIED OPTICAL TECHNOLOGIES PLC (name of company)

(1) Class of voting shares (e.g. ordinary shares)	Number of shares/rights over shares sold	If rights over shares sold, as opposed to the shares themselves, specify nature of rights
.ORDINARY £0.05P SHARES	150,000 ..shares ...N/A..........rights	....

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
10,073,386(18.87%)	...............(%)	............(18.87%)

(3) Party making disclosure..NEWTON MANAGEMENT LIMITED AND ITS SUBSIDIARIES

(4) (a) Name of person selling shares or rights over shares AS ABOVE, SHARES HELD FOR DISCRETIONARY CLIENTS BY FUND MANAGEMENT GROUP and, if different, beneficial owner..............................

(b) Names of any other persons acting by agreement or understanding (see SAR 5)...........................

Signed, for and on behalf of the party named in (3) above...................

(Also print name of signatory).GEORGE MULLANEY

Telephone and extension number.020 7653 2209........

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers,
Tel. No: 020 7382 9026.

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Full Text Announcement

Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	New Contract
Released	07:00 23 Nov 2001
Number	5783N

RNS Number:5783N
Applied Optical Technologies PLC
23 November 2001

APPLIED OPTICAL TECHNOLOGIES PLC
("AOT" or "the Company")

CONTRACT FOR THE 2004 ATHENS OLYMPIC GAMES MERCHANDISE

Applied Optical Technologies plc, the provider of technology products and services for anti-counterfeiting applications, announces that it has been awarded the contract to supply brand protection for the Athens 2004 Olympic Games merchandise range.

The contract, which will last until 2004, involves the manufacture and supply of a range of hang tags, pressure sensitive labels, clothing labels and holographic foils. The products all feature a unique Olympic Games 2004 hologram, as well as other anti-counterfeiting security features. In addition, each product is protected by the Company's proprietary "track and trace" system, which enables product sales to be accurately monitored through merchandise licensees.

The product range is manufactured at AOT's operations in Europe and America together with some manufacturing by the Company's agent in Greece. The award follows a successful implementation programme during an extended trial period.

The value of the contract, against which production has

already commenced, will depend on the level of sales of official Athens 2004 Olympic Games merchandise.

Mark Turnage, Chief Executive, commented: "This is an important contract for AOT to win. Together with other recent successes in global brand protection programmes, such as the security labelling programme for the 2002 FIFA World Cup, it is further evidence of our leading position in anti-counterfeiting and product authentication technology."

For further information, please contact:
Applied Optical Technologies plc 0191 419 3344
Mike Angus, Finance Director (mangus@appliedopsec.co.uk)

Weber Shandwick Square Mile 020 7601 1000
Nick Oborne/Sally Lewis

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Holding in Company
Released	15:57 2 Nov 2001
Number	5684M

APPLIED OPTICAL TECHNOLOGIES PLC

2ND NOVEMBER 2001

HOLDING IN COMPANY

The Company was informed today by Herald Investment Trust plc that following the purchase of 50,000 ordinary shares of 5p each in the Company it now has a notifiable interest in 2,705,824 ordinary shares representing 5.07 per cent. of the Company's issued ordinary share capital. The ordinary shares are registered in the name of RBSTB Nominees Limited.

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Improvement Programme
Released	07:00 2 Nov 2001
Number	5214M

RNS Number:5214M
Applied Optical Technologies PLC
2 November 2001

APPLIED OPTICAL TECHNOLOGIES plc

Business Improvement Programme

Applied Optical Technologies plc ("AOT" or "the Group"), the provider of technology products and services for anti-counterfeiting applications, announces that it has undertaken a Business Improvement Programme review of its European operations, assisted by Knox D'Arcy, the business improvement consultancy.

As a result of the review, which analysed the Group's working patterns, manning levels, supervisory and management structures, actions are to be taken which will materially reduce the Group's cost base while maintaining capacity and improving the efficiency of its operations. These proposals will improve customer service, reduce waste and manufacturing lead times and enhance the Group's ability to meet the growing demand it is witnessing in its markets.

As a consequence of these moves the Group will incur a one-off re-organisation charge this financial year, the majority of which is expected to relate to a proposed workforce reduction of approximately 25.

The review will be finalised following consultations with employees, which begin immediately and are expected to conclude in approximately one month's time. The savings will be of some benefit to the current year but will have a significant impact on

the next financial year.

Mark Turnage, Chief Executive, commented:

"The implementation of the Business Improvement Programme represents a further significant step in returning our European business to profitability. Of critical importance, the programme allows us to maintain our current capacity - particularly in our banknote and high security foils area - while both reducing our cost structure and further improving the efficiency of our European operations.

"We are committed to improving AOT's European operations so as to enable them to retain a leading role in addressing the continued growth in demand for anti-counterfeiting technologies. Coupled with the other changes made by the Group during the course of this year, and the continued success of the Group's U.S. operations, we believe AOT will continue to be uniquely well positioned to compete in the global markets for our products and services."

For further information, please contact:

Applied Optical Technologies plc 0191 419 3344
Mike Angus, Finance Director (mangus@appliedopsec.co.uk)

Weber Shandwick Square Mile 020 7601 1000
Nick Oborne/ Sally Lewis

Notes to Editors

About Knox D'Arcy
Knox D'Arcy is a business improvement consultancy with international experience across a broad range of industries. Its expertise lies in the implementation of profit improvement strategies. This is achieved through the installation of improved management control systems and the training of relevant staff in the use of such maximise the utilisation of existing resources and assets.

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Full Text Announcement

Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Notification of Results
Released	10:01 31 Oct 2001
Number	3946M

RNS Number:3946M
Applied Optical Technologies PLC
31 October 2001

Applied Optical Technologies plc

Notification of Interim Results

Applied Optical Technologies plc, the provider of technology products and services for anti-counterfeiting applications, will announce interim results for the six months ended 30 September 2001 on Thursday 29 November 2001.

Enquiries:

Weber Shandwick/ Square Mile
Nick Oborne/ Sally Lewis   Tel: 020 7601 1000

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Holding in Company
Released	12:22 1 Oct 2001
Number	9196K

APPLIED OPTICAL TECHNOLOGIES PLC ("the Company")

1 October 2001

HOLDING IN COMPANY

The Company has been notified by Newton Management Limited ("Newton") that, following the purchase of 286,496 ordinary shares of 5p each in the Company ("Shares") on 27 September 2001, Newton have a holding of 10,560,016 Shares, representing 19.78 per cent. of the Company's issued ordinary share capital. Within this holding, the Newton UK Smaller Companies Exempt Fund holds 3,448,336 Shares, representing 6.46 per cent. of the Company's issued ordinary share capital.

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Director Shareholding
Released	16:29 12 Sep 2001
Number	9026J

APPLIED OPTICAL TECHNOLOGIES PLC ("the Company")

12 September 2001

DIRECTORS' OPTIONS

The Company yesterday granted options, each exerciseable at 79.5p per share, over 650,000 ordinary 5p shares in the Company ("Options") under the 1995 and 1996 Employee Share Option Schemes to certain key employees of Company, including the following Directors:

Director	Options granted	Resultant options holding
Mark Turnage	165,000	615,000
Peter Emerson	110,000	185,000
Mike Angus	130,000	321,990

The options are exerciseable at any time between three years and ten years from grant and are conditional to the achievement of a growth in earnings per share of at least inflation plus fifteen per cent. over a three-year period.

In addition, Mr Angus rejoined the savings related scheme and was granted 28,698 options, each exerciseable at 58.8p per share, on 10 August 2001. These options are exerciseable between 10 August 2006 and 10 February 2007.

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Re Contract
Released	10:15 10 Sep 2001
Number	7050J

RNS Number:7050J
Applied Optical Technologies PLC
10 September 2001

APPLIED OPTICAL TECHNOLOGIES plc

New Contracts

Applied Optical Technologies plc ("AOT" or "the Company"), the provider of technology products and services for anti-counterfeiting applications, today announces two new customers for its American operations:

Latin American Voter Registration Card

The Company, through its Advantage ID Technologies division, has received an order to provide security on voter registration cards for a major Latin American country. The identity of the country and financial details cannot be disclosed for security reasons.

Production for this order will commence immediately and is expected to continue for two and a half years.

Professional Golf Association ("PGA") TOUR Licensed Merchandise

The Company has also been awarded a contract to provide product protection for the PGA TOUR licensed merchandise. The value of the contract, against which production has already commenced, will depend on the level of sales of official PGA TOUR merchandise.

This contract furthers AOT's already strong presence in the licensed sports merchandise market. Other AOT customers include, the National Basketball Association ("NBA"), the National Hockey League ("NHL"), the National Football League ("NFL"), Major League Baseball and Major League Soccer ("MLS").

Mark Turnage, Chief Executive, commented: "These new customers demonstrate our increasing strength and presence in the growing security and brand protection markets. Combined with the improvements we are making in our European operations, we believe these successes are evidence of the Group's continuing progress."

For further information, please contact:

Applied Optical Technologies plc 0191 419 3344
Mike Angus, Finance Director (mangus@appliedopsec.co.uk)

Square Mile BSMG Worldwide 020 7601 1000
Nick Oborne/ Sally Lewis

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Trading Statement
Released	11:30 22 Aug 2001
Number	8672I

RNS Number:8672I
Applied Optical Technologies PLC
22 August 2001

APPLIED OPTICAL TECHNOLOGIES PLC
("AOT" or "the Company")

Trading Statement

At the Annual General Meeting of AOT it was stated that trading to date in the current year was broadly in line with previous market expectations.

The Company reported that a repeat order had been received from its existing customer for foils to be used in the production of Euro notes and that further development work was being undertaken for that customer. It was reported further that initial trials had been successfully completed for other currency customers (both Euro and non Euro) and that industrial trials with these customers were currently scheduled for September.

The Company believes that the market for Euro notes in the year 2002 could be similar in size to that for the current year thus providing a major ongoing potential market opportunity.

In addition to currency work it was reported that contracts of significant size were currently being pursued in other security areas such as tax and revenue stamps and brand protection.

It was announced that Don Tomkins, until recently Product Manager for Security Products and Card Technology with Kurz USA, has agreed to join the Group's European operations as director of Research and Development (not a main Board appointment). The Company believes that this represents a significant addition to the management team.

The Group's US operations, despite the current economic uncertainties in the US, were performing to expectations with most existing programmes being renewed or, extended as in the case of temporary licence plate protection, extended, as well as and other new business being won. The Advantage Division's performance continued to be particularly strong and suitable sites for relocating this activity had been identified which, when completed, would enable this Division to further increase its production capacity.

The position to date was summarised as being one of progressing to plan as regards the stabilisation and recovery of European operations coupled with sustained performance by US operations.

For further information please contact:

Applied Optical Technologies plc 0191 4193344
Mike Angus, Finance Director

Square Mile BSMG Worldwide 020 76011000
Sally Lewis

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Company	Applied Optical Technologies PLC
TIDM	ALT
Headline	Doc re Report and Accounts
Released	16:04 9 Jul 2001
Number	6115G

RNS Number:6115G
Applied Optical Technologies PLC
9 July 2001

Doc Re Annual Report and Accounts 2001.

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

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